82- SUBMISSIONS FACING SHEET

MICR[redacted] LABEL

02026460

REGISTRANT'S NAME ERG Australia Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______

PROCESSED
APR 11 2002
THOMSON FINANCIAL

**NEW ADDRESS ______

FILE NO. 82- 2378 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 4/8/02

Your ref
Our ref CMP-0014

02 FEB -6 AM 8:16

ERG GROUP

4 October 2001

ARIS
6-30-01

Mr M Saunders
Greenberg Traurig
Attorneys at Law
200 Park Avenue
New York 10166
USA

Dear Mark

Filing ERG Australia Ltd

I enclose the following:

- ERG Financial Statements for year ended 30 June 2001.

Yours sincerely

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

Filing received by Greenberg Traurig:

Name: ______________________

Date: ______________________

j:\users\cosec\compliance\cmp-0014\greenbergltr041001.doc

247 Balcatta Road Balcatta WA 6021 Australia PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

The contents of this fax are confidential and may only be used or disclosed by the addressee.

ERG GROUP

FACSIMILE

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-00~~14~~ 72				
FROM	Clare Barrett-Lennard	**DATE**	28 September 2001		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1111	**PAGES**	67
RE	**Filing**				

Dear Sirs

I enclose the following:

- ERG Financial Statements for year ended 30 June 2001.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

\\auperafnp01\corporate$\users\cosec\compliance\cmp-0014\asxfax280901.doc

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ACN 009 112 725 a member of the ERG Group

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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/10/2001

TIME: 09:43:10

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASIC Annual Audited A/cs

ERG GROUP FINANCIAL STATEMENTS

ERG

GROUP


ERG FINANCIAL STATEMENTS

ERG Limited's annual report consists of two documents – the Annual Review 2001 and the Financial Statements 2001. The Annual Review details the Group's operations and contains statutory information.

COMPANY INFORMATION

Board of Directors
A S Murdoch (Chairman)
Executive Director
P J Fogarty (Chief Executive Officer)
Non-Executive Directors
E L Bolto (Deputy Chairman)
G L Crew
D J Humann

Chief Financial Officer
M D Slater

Company Secretary
C L Barrett-Lennard

Registered Office
247 Balcatta Road
Balcatta Western Australia 6021
Telephone +61 8 9273 1100
Facsimile +61 8 9273 1189
Website www.erggroup.com
Email info@erggroup.com

Share Registry
Computershare Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000
Telephone +61 8 9323 2000
Facsimile +61 8 9323 2033
Website www.computershare.com
Email perth.services@computershare.com.au

Auditors
PricewaterhouseCoopers
The Quadrant
1 William Street
Perth Western Australia 6000

Australian Stock Exchange Listing
Australian Stock Exchange Limited
(Home Exchange: Perth, Western Australia)

American Depositary Receipts
The Bank of New York
101 Barclay Street
New York NY 10286
Telephone +1 212 815 2276

Banks
Australia
Australia and New Zealand Banking Group Limited
Bank of Western Australia Limited
Commonwealth Bank of Australia
Deutsche Bank AG
Macquarie Bank Ltd
National Australia Bank Limited
Standard Chartered Bank Australia Limited
Westpac Banking Corporation

International
ABN AMRO Bank
Fortis Bank
Hong Kong Shanghai Banking Corporation Limited
National Westminster Bank plc

ERG LIMITED ABN 23 009 112 725

Contents

Directors' Report		**2**
Statements of Financial Performance		**7**
Statements of Financial Position		**8**
Statements of Cash Flows		**9**
Notes to the Financial Statements		**10**
1	Summary of Significant Accounting Policies	10
2	Revenue and Expenses from Ordinary Activities	15
3	Profit from Ordinary Activities	15
4	Income Tax	17
5	Dividends	18
6	Research and Development Costs	19
7	Current Assets – Cash Assets	19
8	Current Assets – Receivables	20
9	Current Assets – Inventories	20
10	Current Assets – Other	21
11	Non-Current Assets – Receivables	21
12	Non-Current Assets – Inventories	22
13	Non-Current Assets – Investments Accounted for Using the Equity Method	22
14	Non-Current Assets – Other Financial Assets	22
15	Non-Current Assets – Property, Plant and Equipment	23
16	Non-Current Assets – Deferred Tax Assets	26
17	Non-Current Assets – Intangible Assets	26
18	Non-Current Assets – Other	26
19	Current Liabilities – Payables	26
20	Current Liabilities – Interest-Bearing Liabilities	26
21	Current Liabilities – Tax Liabilities	27
22	Current Liabilities – Provisions	27
23	Current Liabilities – Other	27
24	Non-Current Liabilities – Payables	27
25	Non-Current Liabilities – Interest-Bearing Liabilities	27
26	Non-Current Liabilities – Deferred Tax Liabilities	29
27	Non-Current Liabilities – Provisions	29
28	Non-Current Liabilities – Other	29
29	Contributed Equity – ERG Limited	30
30	Reserves and Retained Profits	31
31	Outside Equity Interests	32
32	Equity	32
33	Remuneration of Directors	32
34	Remuneration of Executives	33
35	Remuneration of Auditors	35
36	Receivables and Payables Maturity Analysis	35
37	Receivables and Payables Denominated in Foreign Currencies	36
38	Contingent Liabilities	37
39	Commitments for Expenditure	38
40	Employee Entitlements and Superannuation Commitments	39
41	Related Parties	41
42	Investments in Controlled Entities	45
43	Cross Guarantee and Indemnity	47
44	Investments in Associated Companies	49
45	Events Occurring After Balance Date	50
46	Segment Information	51
47	Reconciliation of Profit from Ordinary Activities After Income Tax to Net Cash Inflow (Outflow) from Operating Activities	53
48	Non-Cash Financing and Investing Activities	54
49	Earnings per Share	54
50	Financial Instruments	55
Directors' Declaration		**59**
Independent Audit Report to the Members of ERG Limited		**60**
Investor Information		**61**
Group Directory		**64**

The Financial Statements cover both ERG Limited as an individual entity and the consolidated entity consisting of ERG Limited and its controlled entities.

ERG Limited is a listed company, incorporated and domiciled in Australia. Its registered office and principal place of business is:

ERG Limited
247 Balcatta Road
Balcatta Western Australia 6021

A description of the nature of the consolidated entity's operations and its principal activities is included in the review of operations and activities on pages 16 to 25 in the *Annual Review 2001* and in the Directors' Report on pages 2 to 6 of these Financial Statements.

The Directors present their report on the consolidated entity consisting of ERG Limited (ERG) and its controlled entities for the financial year ended 30 June 2001.

Details of Directors

The names and particulars of the Directors of ERG in office throughout the year and at the date of this report are summarised on page 26 in the *Annual Review 2001*.

Principal Activities

The principal activities of ERG and its controlled entities during the year were:

- manufacture, marketing, installation and service of automated fare collection equipment and systems;
- smart card systems and services;
- licensing of technology;
- manufacture and marketing of telecommunications equipment (during the year the consolidated entity disposed of its telecommunications business);
- research and development; and
- management and investment.

Results and Dividends

Consolidated Result

The consolidated profit from ordinary activities after income tax for the year, attributable to members of ERG, was:

	2001 $000	2000 $000
Consolidated profit from ordinary activities after income tax	6,107	35,205
Less: Outside equity interests	–	–
Net profit attributable to members of ERG Limited	6,107	35,205

Dividends

- Final Dividend
  - The Directors declared that a final dividend of 1.0 cents per fully paid share be paid in respect of the financial year ended 30 June 2001.
- Dividends Paid During the Year
  - The 2000 final ordinary dividend of $4,243,142 (0.667 cents per fully paid share) referred to in the Directors' Report dated 13 September 2000 was approved by shareholders and paid on 17 November 2000.

Review of Operations

A detailed Review of Operations is set out on pages 16 to 25 in the *Annual Review 2001*.

Significant Changes in the State of Affairs

During the year, the consolidated entity formed a global alliance with SCI Systems, Inc (SCI) which acquired its manufacturing business in Western Australia and Belgium, effective October 2000.

The operating results for the telecommunications business have been included in the consolidated statement of financial performance up to the date of disposal.

During the year, the parent entity acquired economic benefits arising from the settlement of the ERG Motorola Alliance. Both ERG Limited and Motorola Inc (Motorola) agreed to restructure the nature of the alliance so that the parent entity assumes responsibility for the transit business. The settlement payment amounted to $46,360,000.

The acquisition costs of the business purchased from Motorola have been capitalised, reversing the earlier indication that the costs would be written off. This has been done on the basis that the recoverable amount exceeds the acquisition costs and there is no justification for writing the asset down, particularly given the recent confirmation that the consolidated entity, through Integrated Transit Solutions Ltd (ITS), has been chosen as the preferred proponent for the Sydney Integrated Ticketing System (SITS) project.

Matters Subsequent to the End of the Financial Year

The consolidated entity announced that ITS has been selected as the preferred proponent for the New South Wales Department of Transport SITS project. ITS is the joint venture vehicle formed by the parent entity and Motorola Inc to bid for the SITS contract.

The Sydney system will allow passengers to use one smart card to travel on all public transport, including railways, buses (both government-owned and private) and ferries in New South Wales.

The New South Wales Government and ITS will now negotiate the final contract terms with a final contract scheduled by 31 December 2001. Under the draft contract, ITS will supply equipment and software for the Sydney system. In addition, the New South Wales Department of Transport is to outsource the operation of the Sydney system to ITS for ten years.

The consolidated entity has incurred $3,189,000 of tender costs which have been capitalised to project contract costs at 30 June 2001 following the announcement of ITS being selected as the preferred proponent for the SITS project.

The parent entity announced that it had successfully defended legal proceedings for breach of contract of $2,100,000 and further unquantified damages in relation to a proposed acquisition. The Federal Court found in favour of the parent entity and awarded costs.

The consolidated entity has incurred $1,091,000 of legal costs associated with defending the action against the parent entity. These costs have been recognised as a receivable at 30 June 2001 following the announcement that the Federal Court had awarded costs in favour of the parent entity.

Subsequent to balance date, the parent entity announced that it will consider an on-market buy-back in relation to certain of its listed convertible notes on issue, over a six-month period commencing on 6 September 2001 and ending on 6 March 2002. Specific buying opportunities will be considered and assessed throughout the period to determine their appropriateness. The Directors believe that this represents a significant opportunity to enhance shareholder value and better manage the consolidated entity's capital base.

The consolidated entity and the National Roads and Motorists' Association (NRMA) announced the forming of a jointly owned company to market and deliver smart cards and other smart devices for a range of applications. The jointly owned company will provide the vehicle to deliver smart cards for a range of applications including membership rewards for existing NRMA members and other products and services.

The parent entity announced that it is forming a new smart card joint venture company in the Netherlands with Interpay Nederland, a major service provider in payment processing and related services.

The new joint venture company (which will be 50 per cent owned by the parent entity and 50 per cent by Interpay) will acquire the exclusive licence in the Netherlands of the parent entity's advanced MASS (multi-application smart card solution) technology which integrates contactless and contact smart card technology.

The parent entity announced that card.etc AG, a German company in which it has a significant shareholding, has won a $15-20 million contract to deliver a smart card system in the Rhein-Ruhr region in Germany. This company has been awarded the contract to deliver a system that initially incorporates 1.6 million cards, with the number of cards expected to increase to approximately 7 million over the next two to four years.

The parent entity recently granted card.etc AG a licence of its advanced MASS technology.

Other major shareholders in card.etc AG include DeTeCardService, a wholly owned subsidiary of Deutsche Telekom; and VDV, which is the association of public transport in Germany.

These events did not have a financial impact in the year ended 30 June 2001.

At the date of this report, other than as detailed above, no matters or circumstances have arisen since 30 June 2001 that will significantly affect or may significantly affect:

- the operations in the financial year subsequent to 30 June 2001 of the consolidated entity constituted by ERG and the entities it controls from time to time; or
- the results of these operations; or
- the state of affairs in the financial year subsequent to 30 June 2001 of the consolidated entity.

Environmental Regulation

Following a review of the consolidated entity's operations, the Directors confirm that there are no particular environmental obligations to which ERG or its controlled entities are subject, outside of the usual common law and legislative requirements.

Directors' and Executives' Emoluments

The Remuneration Committee advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's diverse operations.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amounts approved by shareholders from time to time.

Performance-related bonuses are available to executives up to a maximum of 50 per cent of base salary. Bonuses are not payable to Non-Executive Directors.

Details of the nature and amount of each element of the emoluments of each Director of ERG and each of the five officers of the consolidated entity receiving the highest emoluments are set out in the following tables.

Non-Executive Directors of ERG Limited

Name	**Directors' Base Fee $**	**Superannuation $**	**Total $**
A S Murdoch – Chairman	115,500	9,240	124,740
E L Bolto	54,000	4,320	58,320
D J Humann	54,000	4,320	58,320
G L Crew	44,000	3,520	47,520

Executive Director of ERG Limited and the Consolidated Entity

Name	**Base Consulting Fee $**	**Bonus $**	**Total $**
P J Fogarty – for the services of LTC Management Pty Ltd	920,000	400,000	1,320,000

Other Executives of the Consolidated Entity

Name	**Position**	**Base Salary $**	**Bonus $**	**Superannuation $**	**Total $**	**Number Options Issued**	**Exercise Price $**	**Date First Exercisable**
T M Ungar	Chief Operating Officer	319,206	110,521	34,378	464,105	450,000	3.23	01.11.02
F R Carbonez	Chief Executive Officer – ERG Transit Systems	439,266	–	–	439,266	225,000	3.23	01.11.02
I D Allen	Chief Financial Officer	227,898	50,582	22,640	301,120	150,000	3.23	01.11.02
C J Simpson	Director Strategic Investments	188,380	46,534	18,793	253,707	150,000	3.23	01.11.02
R D Howson	Executive Director Major Projects	210,436	–	21,399	231,835	150,000	3.23	01.11.02

There are no executives of ERG Limited.

All bonus payments relate to the 2000 year or prior financial years' performance.

All options issued to the executives of the consolidated entity noted above have an exercise price of $3.23 and an expiry date of 1 November 2010. All options expire on termination of the employee's employment or ten years from the date of grant and are exercisable after the expiration of two years from the date of grant.

The fair value of the options issued during the year is estimated to be $2.26. These values have been assessed using the Black-Scholes option-pricing model. Factors taken into account by the Black-Scholes option-pricing model include the exercise price, the term of the option, the current price and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Further information on the options, including the numbers of options granted to Directors and other executives, is set out in the following sections of this report.

Likely Developments and Expected Results of Operations

The consolidated entity intends to continue with the various activities outlined under Principal Activities concentrating on growth of the key activities; namely, in the areas of automated fare collection equipment, technology licensing and smart card systems and services.

Shares Under Option

At the date of this report, unissued ordinary shares of the parent entity under option are:

Expiry Date	Exercise Price	Number of Options
9 December 2008	$0.37	3,750,000
11 December 2008	$0.38	75,000
16 July 2009	$0.93	3,690,000
30 August 2009	$1.19	330,000
26 November 2009	$2.60	75,000
29 November 2009	$2.60	75,000
1 December 2009	$2.66	150,000
2 December 2009	$2.64	315,000
10 January 2010	$2.54	120,000
11 January 2010	$2.59	135,000
12 January 2010	$2.61	189,000
13 January 2010	$2.62	309,000
14 January 2010	$2.70	280,500
25 February 2010	$3.75	162,000
14 June 2010	$3.08	180,000
1 November 2010	$3.23	1,695,000
17 November 2010	$3.18	1,870,000
		13,400,500

The above options are exercisable after the expiration of two years from the date of grant. The options will expire on termination of the employee's employment or ten years from the date of grant.

In addition, the exercise of options for Mr P J Fogarty and other key executives is conditional on the achievement of certain performance hurdles.

During the year, 815,000 options have been exercised. There were no options issued during the year which have been exercised.

Interests in the Shares of the Parent Entity

As at the date of this report, the interests of the Directors in the shares of the parent entity were:

Name	Options	Listed Shares	Shares Issued Under the ERG Limited Employee Share Incentive Scheme (Unlisted)
A S Murdoch	–	650,000	–
P J Fogarty	3,750,000	6,569,019	5,250,000
E L Bolto	–	3,307,614	–
G L Crew	–	183,033	–
D J Humann	–	–	–

Directors' Meetings

To assist in the execution of responsibilities, and in addition to its regular meetings, the Board has established several committees including the Audit, Document Execution, and Remuneration Committees. Meetings are held as required.

The following table sets out the number of meetings of the parent entity's Directors held during the year ended 30 June 2001 and the number attended by each Director.

Name	BOARD MEETINGS		COMMITTEE MEETINGS					
			Audit		Document Execution		Remuneration	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
A S Murdoch	12	12	4	3	–	–	1	1
P J Fogarty	12	12	*	*	–	–	*	*
E L Bolto	12	12	4	4	–	–	1	1
G L Crew	12	12	4	4	–	–	1	1
D J Humann	12	11	4	4	–	–	1	1

** Not a member of the Committee*

Indemnification and Insurance of Directors and Officers

Indemnification

The parent entity's Constitution provides for an indemnity of Directors, executive officers and company secretaries where liability is incurred in connection with the performance of their duties in those roles other than as a result of their negligence, default or breach of duty in relation to the consolidated entity. The indemnification will also meet the full amount of any such liabilities, including legal fees where that person is acquitted or where proceedings are withdrawn before judgement.

Insurance Premiums

The consolidated entity has paid insurance premiums in respect of Directors and officers' liability, legal expenses and insurance contracts for current Directors and officers, including executive officers and company secretaries of the consolidated entity; and Directors, executive officers and company secretaries of its controlled entities, other than for OneLink Holdings Pty Ltd and OneLink Transit Systems Pty Ltd which have their own Directors and officers' insurance policy. In addition, the consolidated entity's Directors and officers' insurance policy has been extended to cover officers serving as outside Directors of AFC Equipment Co Pty Ltd, Prepayment Cards Limited, Triumphant Launch Sdn Bhd, Integrated Transit Solutions Ltd, Integrated Transit Solutions (Sing) Pte Ltd and ECard Pty Limited. In accordance with commercial practices, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premiums paid. The premium is included as part of Directors' remuneration in note 33.

Rounding of Amounts to Nearest Thousand Dollars

The parent entity is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and the financial report. Amounts in the Directors' Report and the financial report have been rounded off to the nearest thousand dollars or, in certain cases, to the nearest dollar, in accordance with that Class Order.

Signed in accordance with a resolution of the Board of Directors.

A S Murdoch
Chairman

P J Fogarty
Director

Perth, Western Australia, 27 September 2001

STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2001

	Notes	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Revenue from ordinary activities	2	299,871	416,007	58,740	51,102
Expenses from ordinary activities	2	(264,171)	(365,236)	(16,290)	(21,066)
Borrowing costs	3	(22,936)	(15,012)	(20,986)	(12,454)
Share of net loss of associates accounted for using the equity method	44	(6,413)	(267)	–	–
Profit from ordinary activities before income tax	3	6,351	35,492	21,464	17,582
Income tax (expense) benefit	4	(244)	(287)	(2,999)	5,777
Profit from ordinary activities after income tax		6,107	35,205	18,465	23,359
Net profit attributable to outside equity interest		–	–	–	–
Net profit attributable to members of ERG Limited	30(b)	6,107	35,205	18,465	23,359
Net exchange differences on translation of financial reports of foreign-controlled entities	30(a)	(873)	725	–	–
Total changes in equity other than those resulting from transactions with owners as owners	32	5,234	35,930	18,465	23,359
Earnings per share	49				

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION
AS AT 30 JUNE 2001

	Notes	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Current Assets					
Cash assets	7	32,054	144,850	2,055	124,016
Receivables	8	163,255	197,464	27,665	81,812
Inventories	9	52,880	38,609	–	–
Other	10	8,899	5,408	1,334	1,425
Total current assets		257,088	386,331	31,054	207,253
Non-Current Assets					
Receivables	11	23,964	509	468,277	311,627
Inventories	12	78,724	46,228	34,224	–
Investments accounted for using the equity method	13	65,351	64,213	–	–
Other financial assets	14	66,806	64,182	38,640	30,913
Property, plant and equipment	15	190,772	101,713	960	988
Deferred tax assets	16	23,593	34,240	135	132
Intangible assets	17	1,599	–	–	–
Other	18	3,584	4,520	3,136	4,096
Total non-current assets		454,393	315,605	545,372	347,756
Total assets		711,481	701,936	576,426	555,009
Current Liabilities					
Payables	19	84,354	69,026	6,228	9,267
Interest-bearing liabilities	20	13,000	18,362	–	–
Tax liabilities	21	1,001	190	–	–
Provisions	22	16,258	15,446	7,130	4,514
Other	23	9	4,620	–	–
Total current liabilities		114,622	107,644	13,358	13,781
Non-Current Liabilities					
Payables	24	15,336	–	–	–
Interest-bearing liabilities	25	287,049	284,343	286,244	280,348
Deferred tax liabilities	26	19,625	30,733	3,644	643
Provisions	27	364	302	–	–
Other	28	1,300	5,441	–	–
Total non-current liabilities		323,674	320,819	289,888	280,991
Total liabilities		438,296	428,463	303,246	294,772
Net assets		273,185	273,473	273,180	260,237
Equity					
Parent entity interest					
Contributed equity	29	232,420	231,560	232,420	231,560
Reserves	30(a)	(2,833)	(1,960)	–	–
Retained profits	30(b)	20,565	20,840	40,760	28,677
Total parent entity interest		250,152	250,440	273,180	260,237
Outside equity interests in controlled entities	31	23,033	23,033	–	–
Total equity	32	273,185	273,473	273,180	260,237

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2001

	Notes	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Cash Flows from Operating Activities					
Receipts from customers		267,211	281,560	69,878	64,802
Payments to suppliers and employees		(235,229)	(261,072)	(8,225)	(558)
Dividends received		279	–	–	–
Interest received		9,490	7,685	8,761	8,157
Government grants received		866	1,424	–	–
Borrowing costs		(21,056)	(14,535)	(19,107)	(11,979)
Research and development expenditure		(2,781)	(26,862)	–	–
Net cash inflow (outflow) from operating activities	47	18,780	(11,800)	51,307	60,422
Cash Flows from Investing Activities					
Research and development expenditure	6	(39,552)	(29,429)	–	–
Amounts paid to associated entity		–	(3,543)	–	–
Repayments from associated entity		14,694	–	–	–
Payments for investment in associated entity	47	(2,751)	(13,430)	–	(149)
Proceeds from sale of investment in former controlled entity	42	–	3,504	–	–
Payment for purchase of business assets		–	(1,195)	–	–
Proceeds from sale of business assets		8,832	–	–	–
Expenses relating to sale of business assets		(2,045)	–	–	–
Payment for purchase of technology licence		(1,599)	–	–	–
Payment for settlement of alliance agreement	47	(35,127)	–	(35,127)	–
Payments for property, plant and equipment		(73,985)	(10,239)	–	–
Payments for investments		(3,025)	(1,411)	(1,543)	(1,411)
Proceeds from sale of property, plant and equipment		7,814	475	–	–
Proceeds from sale of investment		–	219	–	–
Net cash outflow from investing activities		(126,744)	(55,049)	(36,670)	(1,560)
Cash Flows from Financing Activities					
Advances to controlled entities		–	–	(140,684)	(136,641)
Proceeds from issue of convertible notes		–	244,980	–	244,980
Proceeds from issue of shares		2,851	6,867	2,851	6,867
Dividends paid		(3,765)	(3,155)	(3,765)	(3,155)
Repayment of other loans		(2,230)	(31,379)	–	(29,600)
Proceeds from borrowings		8,000	2,230	8,000	-
Repayment of commercial bills		(4,731)	(32,039)	(3,000)	(31,970)
Repayment of finance lease principal payments		(5,667)	(2,957)	–	–
Net cash (outflow) inflow from financing activities		(5,542)	184,547	(136,598)	50,481
Net (decrease) increase in cash held		(113,506)	117,698	(121,961)	109,343
Cash at the beginning of the financial year		134,384	16,947	124,016	14,673
Effects of exchange rate changes on opening cash		(366)	(261)	–	–
Cash at the end of the financial year	7	20,512	134,384	2,055	124,016
Financing arrangements	47				
Non-cash financing and investing activities	48				

The above statements of cash flows should be read in conjunction with the accompanying notes.

1 Summary of Significant Accounting Policies

(a) Basis of Accounting and Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies are consistent with those of the previous year.

As a result of applying the revised Accounting Standard AASB 1018 Statement of Financial Performance, revised AASB 1034 Financial Report Presentation and Disclosures and AASB 1040 Statement of Financial Position for the first time, a number of comparative amounts were represented or reclassified to ensure comparability with the current reporting period.

(b) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising ERG Limited (the parent entity) and all entities which ERG Limited controlled during the year and at year-end. A list of controlled entities is shown in note 42.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commenced. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line dissimilar accounting policies which may exist.

The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

(c) Investments

Interests in listed and unlisted securities, other than controlled entities and associates in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities and associates are accounted for in the consolidated financial statements as set out in notes 1(b) and 1(e).

(d) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Goodwill is brought to account on the basis described in note 1(p).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statement of financial performance.

(e) Equity Accounting of Associates

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the post-acquisition profits or losses of associates is recognised separately in the consolidated statement of financial performance and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

(f) Income Tax

Tax effect accounting is applied whereby the income tax expense shown in the statement of financial performance is based on the accounting profit (loss) before tax, adjusted for any permanent differences.

Timing differences, which arise from the recognition in the financial statements of items of revenue and expenditure in periods different to those in which they are assessable or allowable for income tax purposes, are brought to account as a provision for deferred income tax or future income tax benefit at the rates which are expected to apply when these timing differences reverse.

The future income tax benefit relating to timing differences is carried forward as an asset to the extent where realisation is considered beyond reasonable doubt. The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where assets are revalued, no provision for capital gains tax has been made.

Where the earnings of overseas controlled entities are subject to taxation under the Controlled Foreign Companies Rules, tax has been provided for in the financial statements.

1 Summary of Significant Accounting Policies (continued)

(g) Foreign Currency Transactions and Balances

Translation of Foreign Currency Transactions

Foreign currency transactions during the year are translated to Australian currency at the rate of exchange applicable at the date of the transactions. Except for specific hedges, foreign currency balances outstanding at balance date are translated at the rates of exchange ruling on that date. Resulting exchange gains and losses arising from such translations are reflected in the profit or loss for the year.

Specific Hedges

Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale, and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

In the case of hedges of monetary items, exchange gains or losses are brought to account in the financial year in which the exchange rate changes. Gains or costs arising at the time of entering into such hedging transactions are brought to account in the statement of financial performance over the lives of the hedges.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur as designated, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

In those circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur as designated, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

Translation of Foreign-Controlled Entities

Gains or losses on translation of the financial statements of financially dependent foreign operations are calculated using the temporal method. Such gains or losses are then taken into account in determining the profit or loss for the year. Translation of financial statements of operations deemed self-sustaining, being financially and operationally independent of ERG Limited, are translated using the current rate method and any exchange difference is taken directly to the foreign currency translation reserve.

(h) Cash

For the purpose of the statement of cash flows, cash includes cash on hand and in banks and money market investments readily convertible to cash within two working days and subject to an insignificant risk of change in value, net of outstanding bank overdrafts.

(i) Receivables

Trade Debtors

All trade debtors are recognised at the amounts receivable as they are due for settlement no more than 30 to 45 days from the date of recognition.

Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

(j) Inventories

Manufactured inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials – purchase cost on a weighted average cost basis;
- finished goods and work in progress – costs of direct material, labour and a proportion of manufacturing overheads based on normal operating capacity; and
- project contract costs – pre-contract costs, direct materials, project management, engineering labour and overheads incurred on contracts of significant value and duration.

(k) Recoverable Amount of Non-Current Assets

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal.

Non-current assets are not revalued to an amount above their recoverable amount and where carrying values exceed this recoverable amount, assets are written down to their recoverable amount. In determining recoverable amount, the expected net cash flows have not been discounted to their present value.

The consolidated financial statements have been prepared taking into account the Directors' current assessment of the prospects for successful development and commercialisation of the consolidated entity's smart card and electronic ticketing solutions. Recoverability of the consolidated entity's recorded amounts for non-current assets depends on future events which involve risks and uncertainties, some of which are outside the control of the consolidated entity.

1 Summary of Significant Accounting Policies (continued)

These events include economic conditions in the markets in which the consolidated entity operates, consumer acceptance of smart card and electronic ticketing solutions, the timing and result of tender decisions and general achievement of the consolidated entity's business forecasts. The Directors have carefully considered the above factors and have reviewed the progress of the consolidated entity and its associates in achieving their business plans and forecasts to date. At this time the Directors are of the view that the outlook for continued successful development and commercialisation of the consolidated entity's technologies is positive and that the recorded amounts of the consolidated entity's non-current assets are not stated in excess of their recoverable amounts. The Directors will continue to regularly monitor progress against plans and, where necessary, any required write-downs in the carrying value of these assets will be made.

(l) Employee Share Incentive Scheme – Receivables

Amounts receivable under the terms of the ERG Limited Employee Share Incentive Scheme are disclosed as current where shares are available after a two-year escrowed term and the issue price is below the current market price for shares traded on the Australian Stock Exchange. Repayment of loan monies can be made any time after the two-year period. Shares outstanding by employees who terminate their employment within the two-year escrowed term are repurchased and cancelled by ERG Limited for the original subscription price.

(m) Property, Plant and Equipment

Cost

Property, plant and equipment are carried at cost and capitalised leasehold assets are included at the present value of the minimum lease payments.

Any gain or loss on the disposal of fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the result of the consolidated entity in the year of disposal.

Depreciation

Assets (other than freehold land) are depreciated to write off the net cost of property, plant and equipment at rates based upon their expected useful economic lives.

Depreciation is calculated on a straight-line basis. Estimates of remaining useful lives are made on a regular basis for all assets, with annual measurements for major items.

Major depreciation periods are:

- buildings – 25 to 40 years; and
- plant and equipment – 3 to 16 years.

Land and Buildings

The consolidated entity obtains current valuations for its interests in land and buildings every three years based on an existing-use basis. Note 15 discloses the most recent valuation and the date of that valuation.

Where the carrying amount of land and buildings is in excess of the valuation the decrement is recognised as an expense in the statement of financial performance.

Software Development Costs

Software development costs are carried at cost and are deferred to future periods where they are expected to be recovered beyond any reasonable doubt. Cost includes the cost of all materials used, direct labour, borrowing costs incurred during development and an appropriate proportion of direct and indirect overheads.

During the current financial year, the consolidated entity has for the first time applied indirect overheads to software development costs and project assets under construction which are included in property, plant and equipment. The amount of such indirect overhead costs capitalised into property, plant and equipment was $9,444,000.

These assets are amortised on a straight-line basis over the period during which the benefits are expected to arise which is currently ten years.

The unamortised balance of software development costs is reviewed at each balance date.

(n) Leasehold Improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. Leasehold improvements held at the reporting date are being amortised over eight years.

(o) Leased Non-Current Assets

Assets which are acquired under leases deemed to be "finance leases", which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to the ownership of the leased assets, are capitalised at the present value of the minimum lease payments and disclosed as leased plant and equipment.

Finance leases are capitalised by recording an initial asset and liability equal to the present value of the minimum lease payments including any guaranteed residual values. Leased assets are amortised over their expected useful lives using the straight-line method, or the period of the lease, whichever is the lesser. Lease payments are allocated between interest expense and lease liability.

These assets are amortised on a straight-line basis over four years.

1 Summary of Significant Accounting Policies (continued)

Lease expenditure relating to leases deemed to be "operating leases" is expensed as incurred.

(p) Intangible Assets

Goodwill

Goodwill purchased is shown in the consolidated financial statements at cost less accumulated amortisation. Goodwill arising on consolidation is the excess of the fair value of the purchase consideration for shares in controlled entities over the fair value attributed to the identifiable net assets acquired, at the acquisition dates. Goodwill purchased and goodwill on consolidation are amortised on a straight-line basis over the period in which the future benefits are expected to arise. This is taken as being ten years.

Licences, Rights and Brand Names

Licences, rights and brand names are initially brought to account at the cost of acquisition and are amortised over their useful life. Current amortisation periods are five to ten years.

(q) Research and Development

Expenditure on research and development is reported as a charge against the profit or loss in the year in which the expenditure is incurred, except where future benefits are expected, beyond any reasonable doubt, to be recoverable.

Amortisation

Where research and development costs are deferred, they are amortised on a straight-line basis over the period of expected benefits. Current amortisation periods are ten years.

Grants

Grants and subsidies received in relation to research and development activities are offset against capitalised research and development costs.

(r) Trade and Other Creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(s) Interest-Bearing Liabilities

Loans, commercial bills and other borrowings are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors and accruals.

On issue of convertible notes, the fair value of the liability component, being the obligation to make future payments of principal and interest to noteholders, is calculated using a market interest rate for an equivalent non-convertible note. The residual amount, representing the fair value of the conversion option, is included in equity as other equity securities with no recognition of any change in the value of the option in subsequent periods. The liability is included in borrowings and carried on an amortised cost basis with interest on the notes recognised as borrowing costs on an effective yield basis until the liability is extinguished on conversion or maturity of the notes.

(t) Employee Entitlements

The value of the shares issued under the Employee Share Incentive Scheme described in note 40 is not charged as an employee entitlement expense.

The contributions made to the superannuation funds by entities within the consolidated entity are charged against the profit or loss for the period when due.

Wages and Salaries, Annual Leave and Sick Leave

Liabilities for wages and salaries, annual leave and sick leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

Long Service Leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates applicable to national government guaranteed securities with the terms to maturity that match, as closely as possible, the estimated future cash outflows.

Superannuation

A defined contribution managed superannuation plan exists with contributions from the consolidated entity to the accumulated benefits plans being calculated as a percentage of the employee's salary or wage. Contributions are legally enforceable. Entitlements paid to overseas employees by the overseas consolidated entities are made in accordance with the legal requirements and regulations of that country.

(u) Service Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. Amounts provided for are classified as current liabilities. The estimate is based on the consolidated entity's warranty costs experience over previous years.

1 Summary of Significant Accounting Policies (continued)

(v) Derivative Financial Instruments

The consolidated entity enters into forward foreign exchange contracts and interest rate swap agreements.

Neither of these types of derivative financial instruments are recognised in the financial statements on inception.

The accounting for forward foreign exchange contracts is in accordance with note 1(g).

The net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest expense during the period and included in other debtors or other creditors at each reporting date.

(w) Revenue Recognition

Government Subsidies and Grants

Government subsidies and grants, based on part reimbursement for expenditure, are treated as revenue, except where they are offset against capitalised research and development costs as set out in note 1(q). The significant proportion of these amounts is from:

- Export Market Development Grants;
- Research and Development Grants, where expenditure is not capitalised; and
- Austrade, International Trade Enhancement Scheme (ITES).

Sales and Long-Term Projects

Sales revenue is recognised at the point of final manufacture of product for which contracts are in place and delivery of the product is required under the contracts. Sales revenue is disclosed net of returns, trade allowances and duties and taxes paid.

In the case of long-term projects involving the supply of an automated fare collection system and infrastructure, revenue and expenses are recognised in accordance with the percentage of completion method and stage of completion is measured against clearly identifiable milestones and project deliverables.

Profit is accounted for by taking the percentage of completion of the total contract value and applying the percentage against the total current forecast profit for the project. Where it is probable that a loss will arise from a contract, the excess of total costs over revenue is recognised as an expense immediately.

Service Revenue

Service revenue is recognised as revenue once the service has been provided.

(x) Earnings per Share

Basic Earnings per Share

Basic earnings per share is determined by dividing the profit from ordinary activities after income tax attributable to members of ERG Limited by the weighted average number of ordinary shares outstanding during the financial year.

Diluted Earnings per Share

Diluted earnings per share adjusts the figure used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and any reduction in earnings per share that will probably arise from the exercise of options and the convertible notes outstanding during the year.

(y) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets. Borrowing costs include:

- interest on bank overdrafts and short-term and long-term borrowings;
- amortisation of discounts or premiums relating to borrowings;
- finance lease charges; and
- amortisation of ancillary costs incurred in the issue of convertible notes.

Change in Accounting Policy for the Treatment of Borrowing Costs

During the current financial year, the consolidated entity changed its accounting policy and capitalised borrowing costs against qualifying assets. As a consequence of the change in accounting policy, $1,744,000 has been included in project assets under construction and $998,000 has been included in software development costs capitalised at 30 June 2001, with a consequent increase in consolidated profit from ordinary activities before tax for the year of $2,742,000.

In the event that the consolidated entity applied the revised accounting policy in the prior financial year, there would not be a material effect on the results for that year as there were no material borrowing costs which met the criteria for capitalisation into qualifying assets.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
2 Revenue and Expenses from Ordinary Activities				
Revenue from Operating Activities				
Sales revenue	263,861	360,345	15,071	35,147
Revenue from Outside the Operating Activities				
Other revenue				
Interest received/receivable	9,490	7,685	9,943	8,157
Dividends	279	–	–	6,655
Proceeds from sale of non-current assets and investment	7,814	2,911	–	–
Proceeds from sale of investment in former controlled entity	5,985	43,000	–	–
Proceeds from sale of business assets	9,018	–	–	–
Government grants and assistance	867	1,121	–	–
Management fees from controlled entities	–	–	33,722	1,138
Other income	2,557	945	4	5
Total other revenue	36,010	55,662	43,669	15,955
Total revenue from ordinary activities	299,871	416,007	58,740	51,102
Sales revenue includes construction contract revenue of	137,560	126,014	10,092	7,220

Included in sales revenue is an amount of $48,590,000 applicable to the disposal of the manufacturing business to SCI Systems, Inc. This amount relates to the disposal of inventories, work in progress and the value of work that the consolidated entity would have completed had it continued to own the manufacturing facility.

Included in other revenue is an amount of $16,337,000 which relates to the sale of the telecommunications business. Of this amount, $7,505,000 is reflected in proceeds from the sale of non-current assets and investments and $8,832,000 is reflected in proceeds from the sale of business assets.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Expenses from Ordinary Activities				
Changes in inventories of raw materials, finished goods and work in progress	(3,377)	633	–	–
Employee benefits expense	45,552	53,347	414	378
Other labour costs	79,703	47,079	1,172	1,264
Depreciation	8,847	7,055	28	657
Amortisation	8,279	5,212	903	1
Other ordinary expenses	125,167	251,910	13,773	18,766
Total expenses from ordinary activities	264,171	365,236	16,290	21,066

3 Profit from Ordinary Activities

(a) Gains and Expenses

Profit from ordinary activities before income tax expense includes the following specific gains and expenses:

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Gains				
Interest received/receivable				
Controlled entities	–	–	1,182	1,118
Other persons and/or corporations	9,490	7,685	8,761	7,039
Total interest received/receivable	9,490	7,685	9,943	8,157

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
3 Profit from Ordinary Activities (continued)				
Other credits				
Net foreign exchange gains – other	–	1,204	–	1,210
Expenses				
Cost of goods sold	143,198	193,799	14,218	22,154
Borrowing costs expensed				
Interest paid/payable				
Other persons and/or corporations	22,843	12,846	21,451	11,557
Amortisation	984	336	984	336
Interest on equity component of convertible notes	896	422	896	422
Other charges	403	141	397	139
Finance charges relating to finance leases	552	1,267	–	–
	25,678	15,012	23,728	12,454
Amount capitalised	(2,742)	–	(2,742)	–
Total borrowing costs	22,936	15,012	20,986	12,454
Loss on sale of non-current assets				
Investments	–	16	–	–
Property, plant and equipment	886	853	–	32
Total loss on sale of non-current assets	886	869	–	32
Depreciation				
Buildings	349	319	28	29
Plant and equipment	6,310	6,736	–	628
Project assets under construction	2,188	–	–	–
Total depreciation	8,847	7,055	28	657
Amortisation				
Leasehold improvements	565	287	–	1
Plant and equipment under finance leases	2,680	1,416	–	–
Software development costs	3,982	2,124	–	–
Goodwill on consolidation	–	1,196	–	–
Goodwill purchased	–	11	–	–
Licences, rights and brand names	–	178	–	–
Other development costs	1,052	–	903	–
Total amortisation	8,279	5,212	903	1
Other charges				
Rental expense relating to operating leases	22,166	21,013	10	5
Other net foreign exchange losses	1,547	–	–	–
Total other charges	23,713	21,013	10	5

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
3 Profit from Ordinary Activities (continued)				
Other provisions				
Doubtful debts	853	209	–	7
Diminution of inventories	4,001	1,358	–	–
Service warranties	2,133	1,975	–	–
Employee entitlements	2,851	4,333	–	–
Total other provisions	9,838	7,875	–	7
(b) Individually Significant Items				
Gains				
Technology licence fees	4,159	26,091	–	–
Net gain on sale of business and plant and equipment	5,171	–	–	–
Profit on sale of shares in former controlled entity	5,985	3,918	–	–
Reversal of provision for doubtful debt applicable to controlled entities no longer required	–	–	893	16,994
Reversal of provision for diminution in carrying value of investment in controlled entities	–	–	–	1,204

Included in profit from ordinary activities is a gross margin contribution (before the allocation of any overhead costs) of $34,123,000 (2000: nil) applicable to the disposal of the manufacturing business to SCI Systems, Inc. This amount relates to the disposal of inventories, work in progress and the value of work that the consolidated entity would have completed had it continued to own the manufacturing facility.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Expenses				
Provision for carrying value of investment in controlled entities	–	–	336	15,085

4 Income Tax

(a) The aggregate amount of income tax expense (benefit) for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Profit from ordinary activities before income tax	6,351	35,492	21,464	17,582
Income tax calculated @ 34% (2000: 36%)	2,159	12,777	7,298	6,330
Tax effect of permanent differences				
Amortisation of goodwill	–	431	–	–
Share of losses of associates	2,181	96	–	–
Rebateable dividend	(95)	–	–	–
Capitalised costs	2,313	(1,601)	–	–
Gain on sale of technology licence	(1,618)	–	–	–
Other items	(822)	(2,937)	341	(851)
Research and development allowance	(4,705)	(4,481)	–	–
Income tax adjusted for permanent differences	(587)	4,285	7,639	5,479

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
4 Income Tax (continued)				
Tax losses not brought to account	3,565	503	–	–
Tax losses recouped	–	–	–	(10,351)
Overseas tax rate differential on taxable profit	563	(283)	–	–
Over-provision in prior year	(3,035)	(3,322)	(2,263)	(894)
Prior year tax losses recouped	(3)	(697)	–	–
Change in income tax rates	(259)	(199)	(146)	(11)
Tax losses transferred	–	–	(2,231)	–
Income tax expense (benefit)	244	287	2,999	(5,777)
Income tax provided comprises:				
Provision attributable to current year	3,562	(92)	2,263	(10,367)
Amounts transferred to future income tax benefit	(1,255)	(3,280)	(3)	(136)
Amounts transferred to deferred income tax liability	972	6,981	3,002	5,620
Over-provision in prior year	(3,035)	(3,322)	(2,263)	(894)
Income tax expense (benefit)	244	287	2,999	(5,777)

Adjustment to Deferred Income Tax Balances

Legislation reducing the company tax rate from 36% to 34% in respect of the 2000-2001 income tax year and then to 30% from the 2001-2002 income tax year was passed during the year ended 30 June 2000. As a consequence, deferred tax balances were remeasured using the appropriate new rates, depending on the timing of their reversal.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
(b) The future income tax benefit shown in note 16 includes amounts attributable to tax losses of	23,593	29,133	–	–
The Directors estimate that the potential future income tax benefit in respect of tax losses not brought to account is	1,473	3,563	–	–

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(c) Future income tax benefits attributable to tax losses recognised as a reduction of the provision for deferred income tax are disclosed in note 26.

5 Dividends

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
(a) Dividends proposed or paid				
Final unfranked dividend of 1.0 cents (2000: 0.667 cents) per fully paid share	6,374	4,240	6,374	4,240
Add: Under-provision in prior year	8	27	8	27
Total dividends proposed or paid	6,382	4,267	6,382	4,267

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000

5 Dividends (continued)

(b) Amount of unappropriated profits and reserves at 30 June 2001 which could be distributed as franked dividends out of existing franking credits or out of franking credits arising from the payment of income tax in the forthcoming period in respect of the current year's profits based on a tax rate of 34% (2000: 36%)	2,253	2,063	–	–

Franking Credits Available for Subsequent Financial Years

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(i) franking credits that will arise from the payment of the current tax liability;

(ii) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(iv) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated accounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

6 Research and Development Costs

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Research and development expenditure charged as an operating cash flow	2,781	26,862	–	–
Research and development costs (net) charged as an investing cash flow (incurred during the financial year and capitalised into property, plant and equipment)	39,552	29,429	–	–
Amortisation of software development costs	3,982	2,124	–	–
Total research and development costs	46,315	58,415	–	–

7 Current Assets – Cash Assets

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Cash at bank and on hand	13,128	5,970	55	16
Deposits at call	18,926	138,880	2,000	124,000
Total current assets – cash assets	32,054	144,850	2,055	124,016
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:				
Balance as above	32,054	144,850	2,055	124,016
Less: Unsecured bank borrowings – other (note 20)	(11,542)	(10,466)	–	–
Balances per statement of cash flows	20,512	134,384	2,055	124,016

Deposits at Call

Cash at bank balances are bearing floating interest rates between 0.0% and 5.70% (2000: 0.0% and 5.75%) and deposits at call are bearing floating interest rates between 0.0% and 4.95% (2000: 0.0% and 5.95%).

7 Current Assets – Cash Assets (continued)

Cash Subject to Restrictions

The consolidated entity held $3,300,000 of cash at bank which was subject to restrictions. Under the terms of refinancing between a controlled entity and the Australia and New Zealand Banking Group Limited (ANZ), the controlled entity is required to ensure that certain contractual receipts are transferred to a reserve account designated for special purpose payments as determined under the agreement. The controlled entity is required to adhere to the restrictions of the agreement and obtain authorisation from ANZ before any payment is made from the reserve account.

In addition, $324,500 is held on trust to secure project performance requirements.

	Consolidated		Parent Entity	
	2001 $000	2000 $000	2001 $000	2000 $000
8 Current Assets – Receivables				
Trade debtors	153,701	129,129	10,163	11,212
Less: Provision for doubtful debts	(8,689)	(3,435)	–	–
	145,012	125,694	10,163	11,212
Debtor retentions	655	1,170	–	–
	145,667	126,864	10,163	11,212
Amounts due under the ERG Limited Employee Share Incentive Scheme				
Loans due by employees	1,481	3,539	1,481	3,539
Loan due by Executive Director	3,264	3,764	3,264	3,764
	4,745	7,303	4,745	7,303
Receivables from equity associates *	12,843	63,297	12,757	63,297
Total current assets – receivables	163,255	197,464	27,665	81,812

* Refer to note 11 for the non-current portion of these receivables.

Further information relating to receivables from equity associates is set out in note 41.

ERG Limited Employee Share Incentive Scheme

Amounts due under the ERG Limited Employee Share Incentive Scheme (Scheme) represent loans provided to employees and Executive Directors to purchase shares under the terms and conditions associated with the Scheme. The market value of these shares at 30 June 2001 was $13,554,072 (2000: $77,567,734). Amounts recorded as current receivables are set out above and represent shares available to participants in the Scheme after the completion of a two-year qualifying period and where the issue price is below the current market value. Further information relating to the Scheme and the loan to the Executive Director under the Scheme is set out in notes 40 and 41.

9 Current Assets – Inventories

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Raw materials and stores				
At cost	12,002	13,851	–	–
Less: Provision for obsolete stock	(7,321)	(4,751)	–	–
	4,681	9,100	–	–

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000

9 Current Assets – Inventories (continued)

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Project contract costs				
At cost	29,432	11,783	–	–
Work in progress				
At cost	3,333	6,558	–	–
	32,765	18,341	–	–
Finished goods				
At cost	15,434	11,168	–	–
Total current assets – inventories	52,880	38,609	–	–
Aggregate Carrying Amount of Inventories				
Current – as above	52,880	38,609	–	–
Non-current (note 12)	78,724	46,228	34,224	–
Total inventories	131,604	84,837	34,224	–

Project contract costs include engineering and project management costs on contracts of significant value and duration.

10 Current Assets – Other

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Grants receivable	1	–	–	–
Prepayments	3,454	3,243	314	399
Deferred borrowing costs	990	1,010	990	1,010
Other debtors	4,454	1,155	30	16
Total current assets – other	8,899	5,408	1,334	1,425

11 Non-Current Assets – Receivables

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Loans to controlled entities	–	–	467,349	331,402
Provision for doubtful debts	–	–	(19,775)	(19,775)
	–	–	447,574	311,627
Receivables from equity associates *	20,703	–	20,703	–
Debtor retentions	3,119	367	–	–
Deferred contract receivable	142	142	–	–
	3,261	509	–	–
Total non-current assets – receivables	23,964	509	468,277	311,627

* Refer to note 8 for the current portion of these receivables.

The above receivables from equity associates represent amounts due from related parties involved in the development and commercialisation of the consolidated entity's smart card and electronic ticketing solutions, further details of which are set out in note 1(k).

Further information relating to receivables from equity associates is set out in note 41.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
12 Non-Current Assets – Inventories				
Project contract costs				
At cost	79,752	46,228	35,127	–
Less: Accumulated amortisation	(1,028)	–	(903)	–
Total non-current assets – inventories	78,724	46,228	34,224	–

Project contract costs include engineering and project management costs on contracts of significant value and duration.

The above project contract costs relate to the development and commercialisation of the consolidated entity's smart card and electronic ticketing solutions, further details of which are set out in note 1(k).

During the year, the parent entity acquired economic benefits arising from the settlement of the ERG Motorola Alliance. Both ERG Limited (ERG) and Motorola Inc agreed to restructure the nature of the alliance so that ERG assumes responsibility for the transit business. The settlement payment amounted to $46,360,000 of which $35,127,000 has been capitalised and identified as those costs which will be recovered against future project revenue streams. The amortisation of these costs will be expensed over the period of the operating contracts.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
13 Non-Current Assets – Investments Accounted *for Using the Equity Method*				
Shares in associates (note 44)	65,351	64,213	–	–
Total non-current assets – investments accounted for using the equity method	65,351	64,213	–	–

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (refer to note 14).

The above shares in associates represent interests in associated entities which are involved in the development and commercialisation of the consolidated entity's smart card and electronic ticketing solutions, further details of which are set out in note 1(k).

Further details regarding the shares in associates are included in note 44.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
14 Non-Current Assets – Other Financial Assets				
Investments Traded on Organised Markets				
Shares in other corporations				
At cost	39,361	38,222	1,543	–
	39,361	38,222	1,543	–
Other (Non-traded) Investments				
Shares in controlled entities and trust				
At cost	–	–	29,799	29,799
Less: Provision for diminution	–	–	(15,946)	(16,503)
Total investments in controlled entities (note 42)	–	–	13,853	13,296

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
14 Non-Current Assets – Other Financial Assets (continued)				
Shares in associates				
At cost (note 44)	–	–	23,244	16,207
Shares in other corporations				
At cost	27,445	25,960	–	1,410
	27,445	25,960	37,097	30,913
Total non-current assets – other financial assets	66,806	64,182	38,640	30,913

Traded Shares in Other Corporations

Investment in listed shares includes shares in Downer EDI Limited at a cost of $37,612,469 (2000: $38,000,000), a company involved in multidisciplined services focused on infrastructure maintenance, engineering, construction, telecommunications, mining and resource services. The investment represents 7.1% of the issued share capital of Downer EDI Limited.

The market value of the shares traded on organised markets was $32,454,000 (2000: $46,144,000).

Non-traded Shares in Other Corporations

Investments in other corporations represent interests in card.etc AG, and Proton World International SA (PWI) (10%), companies involved in the development and marketing of smart card technology. The carrying value of PWI at 30 June 2001 was $25,905,000 (2000: $24,548,000).

The above non-traded shares in other corporations represent interests in entities which are involved in the development and commercialisation of the consolidated entity's smart card and electronic ticketing solutions, further details of which are set out in note 1(k).

Shares in Associates

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting (refer to note 13).

Further details regarding the shares in associates are included in note 44.

15 Non-Current Assets – Property, Plant and Equipment

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Land and Buildings				
Freehold land				
At cost	2,274	2,271	450	450
Buildings				
At cost	11,190	11,751	695	695
Less: Accumulated depreciation	(2,461)	(2,900)	(185)	(157)
	8,729	8,851	510	538
Leasehold buildings on freehold land				
At cost	900	464	–	–
Less: Accumulated amortisation	(900)	(274)	–	–
	–	190	–	–
Leasehold improvements				
At cost	4,122	3,131	–	–
Less: Accumulated amortisation	(2,249)	(1,475)	–	–
	1,873	1,656	–	–
Total land and buildings	12,876	12,968	960	988

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
15 Non-Current Assets – Property, Plant and Equipment (continued)				
Plant and Equipment				
Plant and equipment				
At cost	38,277	37,534	–	–
Less: Accumulated depreciation	(23,241)	(23,922)	–	–
	15,036	13,612	–	–
Project assets under construction				
At cost	70,898	14,250	–	–
Less: Accumulated depreciation	(2,188)	–	–	–
	68,710	14,250	–	–
Software development costs				
At cost	99,057	52,620	–	–
Less: Accumulated amortisation	(6,040)	(2,077)	–	–
	93,017	50,543	–	–
Plant and equipment under finance lease	3,076	17,961	–	–
Less: Accumulated amortisation	(1,943)	(7,621)	–	–
	1,133	10,340	–	–
Total plant and equipment	177,896	88,745	–	–
Total non-current assets – property, plant and equipment	190,772	101,713	960	988

(i) **Land and Buildings Valuations**

The freehold land and buildings at Balcatta, Western Australia have been independently valued at $13,750,000 on an existing-use basis. The valuations were performed on 12 November 1998 by Mr B Lamers AAPI. The valuations are estimates of the amounts for which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction at the valuation date.

The current valuation of freehold land and building is above the carrying value of the underlying asset of $11,909,610 (2000: $12,164,858). Revaluation increments above cost are not taken into account in these financial statements.

(ii) **Capitalised Borrowing Costs**

(a) Included in projects assets under construction is an amount of $1,744,000 (2000: nil) relating to capitalised borrowing costs, further details of which are set out in note 1(y).

(b) Included in software development costs is an amount of $998,000 (2000: nil) relating to capitalised borrowing costs, further details of which are set out in note 1(y).

(iii) **Recoverable Amounts**

The above balances of project assets under construction and software development costs relate to the development and commercialisation of the consolidated entity's smart card and electronic ticketing solutions, further details of which are set out in note 1(k).

(iv) **Reconciliations**

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous financial years are set out on the following page.

15 Non-Current Assets – Property, Plant and Equipment (continued)

	Freehold Land $000	Buildings $000	Leasehold Buildings on Freehold Land $000	Leasehold Improvements $000	Plant & Equipment $000	Project Assets under Construction $000	Software Development Costs $000	Leased Plant & Equipment $000	Total $000
Consolidated – 2001									
Carrying amount at start of year	2,271	8,851	190	1,656	13,612	14,250	50,543	10,340	101,713
Additions	–	195	–	541	9,804	56,648	46,349	–	113,537
Disposals	–	–	–	(11)	(3,003)	–	–	(5,686)	(8,700)
Transfers to/(from) classes of assets	–	–	(190)	205	857	–	–	(872)	–
Write-off of assets	–	–	–	–	(1)	–	–	–	(1)
Depreciation/amortisation expense (note 3 (a))	–	(349)	–	(565)	(6,310)	(2,188)	(3,982)	(2,680)	(16,074)
Foreign currency exchange differences	3	32	–	47	77	–	107	31	297
Carrying amount at end of year	2,274	8,729	–	1,873	15,036	68,710	93,017	1,133	190,772
Consolidated – 2000									
Carrying amount at start of year	2,269	9,170	265	1,565	14,826	–	–	9,330	37,425
Additions	–	–	–	622	9,617	–	–	4,276	14,515
Disposals	–	–	–	(199)	(3,068)	–	–	(279)	(3,546)
Disposals from sale of a controlled entity	–	–	–	(77)	(1,285)	–	–	(864)	(2,226)
Transfers to/(from) classes of assets	–	–	(43)	43	666	–	–	(666)	–
Write-off of assets	–	–	–	–	(1)	–	–	–	(1)
Depreciation/amortisation expense (note 3(a))	–	(319)	–	(287)	(6,736)	–	(2,124)	(1,416)	(10,882)
Foreign currency exchange differences	2	–	(32)	(11)	(407)	–	–	(41)	(489)
Transferred from current and non-current inventories	–	–	–	–	–	14,250	52,667	–	66,917
Carrying amount at end of year	2,271	8,851	190	1,656	13,612	14,250	50,543	10,340	101,713

	Freehold Land $000	Buildings $000	Leasehold Improvements $000	Plant & Equipment $000	Total $000
Parent – 2001					
Carrying amount at start of year	450	538	–	–	988
Depreciation/amortisation expense (note 3(a))	–	(28)	–	–	(28)
Carrying amount at end of year	450	510	–	–	960
Parent – 2000					
Carrying amount at start of year	450	567	4	1,009	2,030
Disposals	–	–	(3)	(381)	(384)
Depreciation/amortisation expense (note 3(a))	–	(29)	(1)	(628)	(658)
Carrying amount at end of year	450	538	–	–	988

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
16 Non-Current Assets – Deferred Tax Assets				
Future income tax benefit	23,593	34,240	135	132
Total non-current assets – deferred tax assets	23,593	34,240	135	132
17 Non-Current Assets – Intangible Assets				
Goodwill				
At cost	898	898	–	–
Less: Accumulated amortisation	(898)	(898)	–	–
	–	–	–	–
Licences, rights and brand names				
At cost	1,999	2,865	400	400
Less: Accumulated amortisation	(400)	(2,865)	(400)	(400)
	1,599	–	–	–
Total non-current assets – intangible assets	1,599	–	–	–
18 Non-Current Assets – Other				
Deferred borrowing costs				
At cost	4,456	4,432	4,456	4,432
Less: Accumulated amortisation	(1,320)	(336)	(1,320)	(336)
	3,136	4,096	3,136	4,096
Other	448	424	–	–
Total non-current assets – other	3,584	4,520	3,136	4,096
19 Current Liabilities – Payables				
Trade creditors	47,233	31,152	–	–
Payables to equity associates *	–	642	–	–
Other creditors and accruals	37,121	37,232	6,228	9,267
Total current liabilities – payables	84,354	69,026	6,228	9,267

* Refer to note 24 for the non-current portion of these payables.

Further information relating to payables to equity associates is set out in note 41.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
20 Current Liabilities – Interest-Bearing Liabilities				
Secured				
Other bank facilities	–	1,731	–	–
Lease liabilities (note 39)	1,458	3,935	–	–
Other loans	–	2,230	–	–
	1,458	7,896	–	–

Details of the security relating to each of these liabilities are set out in note 25.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
20 Current Liabilities – Interest-Bearing Liabilities (continued)				
Unsecured				
Bank borrowings – other (note 7)	11,542	10,466	–	–
	11,542	10,466	–	–
Total current liabilities – interest-bearing liabilities	13,000	18,362	–	–

Borrowings are bearing floating interest rates as follows:

Bank borrowings – between 7.56% and 7.57% (2000: 5.12% and 5.35%)

Other bank facilities – nil (2000: 6.26%)

Other loans – nil (2000: 7.94%)

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
21 Current Liabilities – Tax Liabilities				
Income tax	1,001	190	–	–
Total current liabilities – tax liabilities	1,001	190	–	–
22 Current Liabilities – Provisions				
Provision for dividend	7,130	4,514	7,130	4,514
Employee entitlements (note 40)	3,364	3,969	–	–
Service warranties	4,362	4,505	–	–
Sundry provisions	1,402	2,458	–	–
Total current liabilities – provisions	16,258	15,446	7,130	4,514
23 Current Liabilities – Other				
Deferred income	–	4,611	–	–
Amounts due on acquisition of outside equity interests	7	7	–	–
Other loans	2	2	–	–
Total current liabilities – other	9	4,620	–	–
24 Non-Current Liabilities – Payables				
Payables to equity associates *	15,336	–	–	–
Total non-current liabilities – payables	15,336	–	–	–

* Refer to note 19 for the current portion of these payables.

Further information relating to payables to equity associates is set out in note 41.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
25 Non-Current Liabilities – Interest-Bearing Liabilities				
Secured				
Commercial bills	10,000	5,000	10,000	5,000
Lease liabilities (note 39)	805	3,995	–	–
	10,805	8,995	10,000	5,000

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
25 Non-Current Liabilities – Interest-Bearing Liabilities (continued)				
Unsecured				
Convertible notes	276,244	275,348	276,244	275,348
Total non-current liabilities – interest-bearing liabilities	287,049	284,343	286,244	280,348
Secured Liabilities				
Total secured liabilities (current and non-current) are:				
Other bank facilities	–	1,731	–	–
Lease liabilities	2,263	7,930	–	–
Commercial bills	10,000	5,000	10,000	5,000
Other loans	–	2,230	–	–
	12,263	16,891	10,000	5,000

Commercial Bills

Commercial bills bear average interest rates of 5.46% (2000: 6.65%).

Convertible Notes

The parent entity issued 18,178,989 five-year 8% convertible notes at $1.65 per note on 16 October 1997. The notes are convertible at the option of the holder, at the rate of three ordinary shares for every note on issue at any time from the issue date for a period of five years from that date.

The parent entity also issued 18,518,519 five-year and seven month 7.5% convertible notes at $13.50 per note on 28 February 2000. The notes are convertible at the option of the holders, at the rate of three ordinary shares for every note on issue at six-monthly intervals from 1 April 2001 to 1 October 2005.

The convertible notes are presented in the financial statements as follows:				
Face value of notes issued	279,995	279,995	279,995	279,995
Other equity securities value of conversion rights (note 29)	(5,069)	(5,069)	(5,069)	(5,069)
Accrued interest	1,318	422	1,318	422
Total convertible notes	276,244	275,348	276,244	275,348

Security for Borrowings

The commercial bills, bank overdraft and other bank facilities are part of a multi-option facility, which includes letters of credit, guarantees and forward currency hedging. This facility is secured by:

- a first registered fixed and floating charge over the assets and undertakings of ERG Limited, ERG Management Services Ltd, ERG Transit Systems Ltd, ERG Telecommunications Pty Ltd, ERG Telecommunications International Pty Ltd, ERG Property Pty Ltd in its own right and as trustee for The Energy Research Group Unit Trust, ERG Card Systems Ltd and ERG Card Systems (Aust) Ltd;
- a cross guarantee and indemnity given by ERG Limited, ERG Transit Systems Ltd, ERG Telecommunications Pty Ltd, ERG Telecommunications International Pty Ltd, ERG Property Pty Ltd in its own right and as trustee for The Energy Research Group Unit Trust, ERG Management Services Ltd, ERG Card Systems Ltd and ERG Card Systems (Aust) Ltd;
- a share mortgage given by ERG Limited over its shares in ERG Transit Systems (Eur) NV; and
- real property mortgages given by ERG Property Pty Ltd and ERG Limited.

Lease liabilities are secured by various financiers over the assets leased.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000

25 Non-Current Liabilities – Interest-Bearing Liabilities (continued)

Assets Pledged as Security

The carrying amounts of non-current assets pledged as security are:

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
First Mortgage				
Freehold land and buildings	9,921	10,135	960	988
Finance Lease				
Plant and equipment under finance lease	1,133	10,340	–	–
Floating Charge				
Receivables – non-current	142	142	20,703	–
Investments accounted for using the equity method	42,107	48,006	23,244	16,207
Other financial assets	51,410	70,767	15,395	14,706
Inventories	21,517	33,766	–	–
Plant and equipment	171,471	75,733	–	–
Total non-current assets pledged as security	297,701	248,889	60,302	31,901
The following current assets are also pledged as security under the floating charge:				
Cash assets	18,870	20,618	2,055	124,016
Receivables – current	38,323	36,064	27,665	81,812
Other current assets	2,329	5,188	1,334	1,425
Total assets pledged as security	357,223	310,759	91,356	239,154

26 Non-Current Liabilities – Deferred Tax Liabilities

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Deferred income tax	19,625	30,733	3,644	643
Total non-current liabilities – deferred tax liabilities	19,625	30,733	3,644	643

The consolidated provision for deferred income tax has been reduced by $11,753,009 (2000: $13,452,951) in respect of future income tax benefits attributable to tax losses (refer to note 4).

27 Non-Current Liabilities – Provisions

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Employee entitlements (note 40)	364	302	–	–
Total non-current liabilities – provisions	364	302	–	–

28 Non-Current Liabilities – Other

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Other	1,300	5,441	–	–
Total non-current liabilities – other	1,300	5,441	–	–

Included in other non-current liabilities is an amount of $1,300,000 (2000: $1,300,000) due in respect of the land at Balcatta, Western Australia, payable to the Department of Commerce and Trade of Western Australia. The amount is secured by a first registered mortgage.

	Parent Entity 2001 Shares	Parent Entity 2000 Shares	Parent Entity 2001 $000	Parent Entity 2000 $000

29 Contributed Equity – ERG Limited

	2001 Shares	2000 Shares	2001 $000	2000 $000
(a) Paid up capital				
Ordinary shares – fully paid	637,387,417	636,018,921	227,351	226,491
(b) Other equity securities (note 29(e))	–	–	5,069	5,069
	637,387,417	636,018,921	232,420	231,560

(c) Movements in ordinary share capital of the parent entity during the past two years were as follows:

Date	Details	Notes	Number of Shares	Issue/Buy-back Price	Issued and Paid Up $000
30.06.99	Opening balance		632,828,052		222,021
09.09.99	Employee share cancellations	(f)	(55,650)	$0.59	(33)
11.11.99	Employee share cancellations	(f)	(27,450)	$0.66	(18)
04.01.00	Employee share cancellations	(f)	(79,800)	$0.57	(46)
27.01.00	Ordinary shares	(g)	2,211,363	$0.97	2,138
04.04.00	Ordinary shares	(h)	844,062	$2.79	2,353
17.04.00	Employee shares	(i)	88,944	$1.25	111
28.04.00	Ordinary shares	(j)	150,000	$0.37	56
04.05.00	Employee share cancellations	(f)	(15,600)	$0.46	(7)
30.06.00	Ordinary shares	(j)	75,000	$0.37	28
					226,603
	Less: Transaction costs arising on issue of other equity securities				(112)
30.06.00	Balance		636,018,921		226,491
27.07.00	Ordinary shares	(g)	452,388	$0.97	438
17.11.00	Employee shares	(i)	101,108	$1.30	131
05.12.00	Ordinary shares	(j)	150,000	$0.37	55
23.01.01	Ordinary shares	(j)	50,000	$0.37	18
25.01.01	Ordinary shares	(j)	120,000	$0.35	42
01.02.01	Ordinary shares	(j)	150,000	$0.35	52
02.02.01	Ordinary shares	(j)	75,000	$0.35	26
05.02.01	Ordinary shares	(j)	75,000	$0.35	26
26.02.01	Ordinary shares	(j)	75,000	$0.40	30
28.06.01	Ordinary shares	(j)	120,000	$0.35	42
30.06.01	Balance		637,387,417		227,351

(d) **Share Split**

On 1 November 2000, each ERG share was split into three new ERG shares. Comparative figures have been adjusted to reflect the 3 for 1 share split.

(e) **Other Equity Securities**

The amount shown for other equity securities is the value of the conversion rights relating to the 7.5% convertible notes, details of which are set out in note 25.

(f) **Employee Share Cancellations**

Pursuant to the terms of the ERG Limited Employee Share Incentive Scheme (Scheme), shares issued to employees are cancelled upon cessation of employment and purchased back for the original subscription issue price and the loan terminated. For further information regarding the Scheme, refer to note 40.

29 Contributed Equity – ERG Limited (continued)

(g) Shares Issued Pursuant to Purchase of Business Assets

Pursuant to an agreement to purchase business assets dated 13 August 1999, ERG Limited finalised the purchase agreement on 27 January 2000 and issued 2,211,363 ordinary fully paid shares at $0.97 per share.

The total consideration applicable to the purchase agreement included an additional 452,388 ordinary fully paid shares at $0.97 per share which were not issued on the settlement date and were deferred, subject to certain conditions being achieved under the purchase agreement.

All conditions were subsequently achieved and 452,388 ordinary fully paid shares were issued at $0.97 per share on 27 July 2000.

(h) Share Issue to Motorola International Development Corporation

Pursuant to a pre-existing agreement with Motorola International Development Corporation on 4 April 2000, ERG Limited issued an additional 844,062 ordinary fully paid shares at $2.79 per share.

(i) ERG Limited Exempt Employee Share Plan

Pursuant to the terms of the ERG Limited Exempt Employee Share Plan, 101,108 ordinary fully paid shares have been issued to employees during the year at $1.30 per share (2000: 88,944 ordinary fully paid shares issued at $1.25 per share). For further information regarding the Plan, refer to note 40.

(j) Conversion of Employee Options

A total of 815,000 (2000: 225,000) employee options were converted into ordinary fully paid shares at various exercise prices during the year in accordance with the terms and conditions of the ERG Limited Executive Option Plan. For further information on the Plan, refer to note 40.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
30 Reserves and Retained Profits				
(a) Reserves:				
Foreign currency translation reserve	(3,062)	(2,189)	–	–
General reserve	229	229	–	–
Total reserves	(2,833)	(1,960)	–	–
Movements:				
Foreign currency translation reserve				
Opening balance	(2,189)	(2,914)	–	–
(Loss) gain on translation of self-sustaining, foreign-controlled entities	(873)	725	–	–
Closing balance	(3,062)	(2,189)	–	–
General reserve				
Opening balance	229	229	–	–
Closing balance	229	229	–	–
Total reserves	(2,833)	(1,960)	–	–

The debit balance in the foreign currency translation reserve has arisen because of the weakening of various foreign currencies in previous periods.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
(b) Retained profits:				
Retained profits (accumulated losses) at the beginning of the financial year	20,840	(10,098)	28,677	9,585
Net profit attributable to members of ERG Limited	6,107	35,205	18,465	23,359
Dividends provided for or paid (note 5)	(6,382)	(4,267)	(6,382)	(4,267)
Retained profits at the end of the financial year	20,565	20,840	40,760	28,677

30 Reserves and Retained Profits (continued)

(c) Nature and purpose of reserves:

(i) Foreign Currency Translation Reserve
Exchange differences arising on translation of self-sustaining, foreign-controlled entities are taken to the foreign currency translation reserve as described in note 1(g).

(ii) General Reserve
The general reserve represents overseas foreign entities' legislative requirements to provide for a retention of retained profits for future distributions and recoupment of contributed equity.

	Consolidated		Parent Entity	
	2001 $000	2000 $000	2001 $000	2000 $000
31 Outside Equity Interests				
Analysis of outside equity interests in controlled entities				
Share capital	23,033	23,033	–	–
Total outside equity interests	23,033	23,033	–	–
32 Equity				
Total equity at the beginning of the financial year	273,473	232,271	260,237	231,606
Total changes in equity recognised in the statement of financial performance	5,234	35,930	18,465	23,359
Transactions with owners/employees				
Contributions of equity (net of transaction costs and employee share cancellations)	860	4,470	860	4,470
Value of conversion rights on issue of 7.5% convertible notes	–	5,069	–	5,069
Dividends provided for or paid (note 5)	(6,382)	(4,267)	(6,382)	(4,267)
Total equity at the end of the financial year	273,185	273,473	273,180	260,237

	Directors of Entities of the Consolidated Entity		Directors of the Parent Entity	
	2001 $	2000 $	2001 $	2000 $
33 Remuneration of Directors				
Income paid or payable, or otherwise made available, to all Directors of each entity in the consolidated entity, directly or indirectly, by entities of which they are Directors or any related party:				
Parent entity	1,669,676	1,520,773	1,669,676	1,520,773
Controlled entities	3,152,718	2,616,064	23,760	29,010
Total remuneration of Directors	4,822,394	4,136,837	1,693,436	1,549,783

33 Remuneration of Directors (continued)

The number of parent entity Directors whose remuneration (including superannuation) from the parent entity and related bodies corporate was within the specified bands is as follows:

	Directors of the Parent Entity Number 2001	Number 2000
\$ 40,000 – \$ 49,999	1	1
\$ 50,000 – \$ 59,999	2	2
\$ 120,000 – \$ 129,999	1	1
\$1,210,000 – \$1,219,999	–	1*
\$1,320,000 – \$1,329,999	1*	–

* This represents a gross remuneration payment to LTC Management Pty Ltd, before associated business expenses, for the services of an Executive Director. Refer also to note 41.

Options Issued to Directors of the Parent Entity and Controlled Entities

Executive Directors of the parent entity and controlled entities participate in the ERG Limited Executive Option Plan, details of which are set out in note 40. A summary of the number of options granted to and exercised by Executive Directors during the year ended 30 June 2001 is set out below:

	Number Granted 2001	Exercised 2001	Number Granted 2000	Exercised 2000
Executive Directors of the parent entity and controlled entities	1,455,000	–	2,400,000	–

No value has been ascribed to any options issued to any of the Executive Directors during the year.

Shares Issued to Directors of the Parent Entity

The Executive Director of the parent entity participates in the ERG Limited Employee Share Incentive Scheme (Scheme) and loan values in respect of shares issued are included in note 8. Interest on the loans was nil and shares are issued at market value in accordance with the terms and conditions of the Scheme. During the year, there were no shares (2000: nil) issued and approved by shareholders for the benefit of the Executive Director. Further information is set out in notes 40 and 41.

Details of shares issued and the aggregate amount of loans on shares provided to the Executive Director of the parent entity during the year are set out in note 41.

Shares Issued to Directors of Controlled Entities

Executive Directors of controlled entities participate in the ERG Limited Employee Share Incentive Scheme (Scheme). Interest on the loans was nil and shares are issued at market value in accordance with the terms and conditions of the Scheme. During the year, there were no shares (2000: nil) issued for the benefit of the Executive Directors of controlled entities.

34 Remuneration of Executives

	Executive Officers of the Consolidated Entity 2001 \$	2000 \$
Remuneration received, or due and receivable, by executive officers domiciled in Australia, whose remuneration was at least \$100,000, from entities in the consolidated entity and related entities, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise	3,794,876	3,421,986

The parent entity does not employ any executives.

34 Remuneration of Executives (continued)

The number of executive officers whose remuneration (including superannuation) from entities in the consolidated entity and related entities was within the specified bands is as follows:

	Executive Officers of the Consolidated Entity Number 2001	Number 2000
$ 140,000 – $ 149,999	–	1
$ 150,000 – $ 159,999	1	1
$ 160,000 – $ 169,999	2	–
$ 170,000 – $ 179,999	–	1
$ 210,000 – $ 219,999	1	–
$ 220,000 – $ 229,999	–	2
$ 230,000 – $ 239,999	1	–
$ 240,000 – $ 249,999	1	1
$ 250,000 – $ 259,999	1	–
$ 270,000 – $ 279,999	1	–
$ 290,000 – $ 299,999	–	1
$ 300,000 – $ 309,999	1	–
$ 360,000 – $ 369,999	–	1
$ 370,000 – $ 379,999	–	1
$ 460,000 – $ 469,999	1	–
$1,210,000 – $1,219,999	–	1*
$1,320,000 – $1,329,999	1*	–

* This includes a gross remuneration payment to LTC Management Pty Ltd, before associated business expenses, for the services of an Executive Director. Refer also to note 41.

Options Issued to Executives with Incomes of at Least $100,000

Executive officers participate in the ERG Limited Executive Option Plan, details of which are set out in note 40. A summary of the number of options granted to and exercised by Australian-based executive officers (with income of at least $100,000) during the year ended 30 June 2001 is set out below:

	Number		Number	
	Granted 2001	Exercised 2001	Granted 2000	Exercised 2000
Australian-based executives of other entities in the consolidated entity	1,440,000	75,000	3,000,000	–

No value has been ascribed to any options issued to any of the executives during the year.

Shares Issued to Executives with Incomes of at Least $100,000

Executive officers participate in the ERG Limited Employee Share Incentive Scheme (Scheme) and loan values in respect of shares issued are included in note 8. Interest on the loans was nil and shares are issued at market value in accordance with the terms and conditions of the Scheme. There were no shares (2000: nil) issued during the year to executive officers with incomes of at least $100,000.

	Consolidated 2001 $	Consolidated 2000 $	Parent Entity 2001 $	Parent Entity 2000 $
35 Remuneration of Auditors				
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity – PricewaterhouseCoopers Australian firm	249,765	346,730	24,996	24,996
Other auditors of controlled entities				
Related practices of the auditor of the parent entity – overseas PricewaterhouseCoopers firms	179,149	218,049	–	–
Other firms	78,572	56,971	–	–
	257,721	275,020	–	–
	507,486	621,750	24,996	24,996
Remuneration for other services:				
Auditor of the parent entity – PricewaterhouseCoopers Australian firm	43,897	110,544	–	–
Other auditors of controlled entities				
Related practices of the auditor of the parent entity (including overseas PricewaterhouseCoopers firms)	88,031	31,547	–	–
Other firms	677,680	663,271	–	–
	765,711	694,818	–	–
	809,608	805,362	–	–

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
36 Receivables and Payables Maturity Analysis				
Debts Receivable				
Not later than one year	163,255	197,464	27,670	81,812
Later than one year but not later than five years	23,964	509	460,577	311,627
Total debts receivable	187,219	197,973	488,247	393,439
Debts Payable				
Not later than one year	97,356	87,390	6,228	9,267
Later than one year but not later than five years	303,685	38,990	286,244	34,995
Later than five years	–	246,653	–	245,353
Total debts payable	401,041	373,033	292,472	289,615

37 Receivables and Payables Denominated in Foreign Currencies

Amounts not Effectively Hedged Against the Australian Dollar

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Receivables				
Current, not effectively hedged				
Austrian schilling	–	36	–	–
Belgian franc	4,184	3,323	–	–
British pound	–	8,984	–	–
Canadian dollar	148	247	–	–
Danish krone	731	1,998	–	–
Euro	4,844	434	–	–
French franc	7,652	5,513	–	–
Italian lira	7,711	–	–	–
Norwegian krone	881	740	–	–
Singapore dollar	7,359	–	–	–
Swedish krona	523	308	–	–
Tunisian dinar	28	31	–	–
US dollar	24,599	20,324	–	–
Payables				
Current, not effectively hedged				
Belgian franc	1,362	3,427	–	–
British pound	2,952	1,994	–	–
Canadian dollar	801	685	–	–
Danish krone	168	23	–	–
Dutch guilder	38	61	–	–
Euro	24,094	–	–	–
Finnish markka	–	1,678	–	–
French franc	4,285	1,688	–	–
German mark	4	136	–	–
Italian lira	7,231	1,786	–	–
Norwegian krone	50	454	–	–
Singapore dollar	1,312	–	–	–
Swedish krona	732	12	–	–
Swiss franc	2	112	–	–
Tunisian dinar	71	35	–	–
US dollar	9,829	6,829	–	–

The receivables and payables originate from trading operations of overseas controlled entities in Belgium, Canada, France, Germany, Hong Kong, Italy, Singapore, Sweden, the United Kingdom and the United States. As such, they represent the trading obligations of these operations in their respective local currencies for which there is no necessity to hedge against the Australian dollar.

38 Contingent Liabilities

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Details and estimates of maximum amounts of contingent liabilities are as follows:				
Controlled Entities				
Secured guarantees by ERG Limited in respect of bank overdrafts, commercial bills, leasing and other facilities provided by the parent entity's banker to controlled entities. Secured as set out in notes 20 and 25	–	–	2,263	7,930
ERG Limited has provided a guarantee to the State Government of Western Australia in support of the purchase of the land at Balcatta, Western Australia by a controlled entity (note 28)	–	–	1,300	1,300
ERG Property Pty Ltd, as trustee for The Energy Research Group Unit Trust (ERG Trust), is the owner of land and buildings at Balcatta, Western Australia. ERG Trust has given a first mortgage over the land to the State Government of Western Australia. In addition ERG Property Pty Ltd and ERG Trust are jointly and severally liable for repayment of the loan (note 28)	–	–	–	–
Secured guarantees given by ERG Limited and controlled entities in support of other leasing facilities	229	380	–	–
ERG Limited has granted a guarantee and indemnity to the Public Transport Corporation of Victoria, Australia in connection with the monetary and performance obligations of OneLink Transit Systems Pty Ltd (OLT) arising from various automated fare collection system contracts. ERG Limited holds cross indemnities, via various agreements with its co-shareholders in OneLink Holdings Pty Ltd, in respect to the performance of the respective co-shareholders' delivery obligations	–	–	–	–
Secure the performance obligations of certain controlled entities under a business sale agreement to SCI Systems, Inc	–	–	–	–
Secure the performance obligations of certain controlled entities under a business purchase agreement to Prepayment Cards Limited	–	–	–	–
Other Persons				
ERG Limited has granted a guarantee to the Australia and New Zealand Banking Group Limited in connection with refinancing of AFC Equipment Co Pty Ltd (AFC) assets. Under this guarantee, ERG Limited has provided an irrevocable guarantee for the performance obligations of AFC and has guaranteed the secured monies	59,100	–	59,100	–
Bank guarantees and performance bonds held by contracting parties in the normal course of business	204,979	34,223	196,594	27,095
Maintenance charges raised against a controlled entity. The validity of these charges is in dispute and the charges have not been brought to account	833	833	–	–
Work being undertaken by project contractors to a controlled entity. The financial liability of these costs has not yet been resolved or brought to account	2,425	2,425	–	–
Potential liquidated damages associated with project deliverables that are subject to customer certification and acceptance	2,236	–	–	–

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
39 Commitments for Expenditure				
(a) **Capital Commitments**				
Total capital expenditure contracted for at balance date but not recognised as liabilities, payable:				
Not later than one year	1,449	787	–	–
(b) **Lease Commitments**				
Total operating lease expenditure contracted for at balance date but not recognised in the financial statements, payable:				
Not later than one year	20,254	19,449	–	–
Later than one year but not later than five years	73,259	71,347	–	–
Later than five years	12,378	29,914	–	–
Total operating lease commitments	105,891	120,710	–	–
Representing:				
Non-cancellable operating leases	105,891	120,710	–	–

The ability of a controlled entity (OneLink Transit Systems Pty Ltd) to meet lease commitments to an associated entity (AFC Equipment Co Pty Ltd) of $99,739,101 (2000: $117,624,403), including interest due over the period of the lease (ten years), and shown in the above lease commitments, is supported by revenue due over a commensurate period arising from a service contract with an unrelated party, guaranteed by the State Government of Victoria, Australia.

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Commitments in relation to finance leases payable are as follows:				
Not later than one year	1,599	4,367	–	–
Later than one year but not later than five years	859	4,219	–	–
Minimum lease payments	2,458	8,586	–	–
Less: Future finance charges	(195)	(656)	–	–
Recognised as a liability	2,263	7,930	–	–
Representing finance lease liabilities:				
Current (note 20)	1,458	3,935	–	–
Non-current (note 25)	805	3,995	–	–
Total finance lease liabilities	2,263	7,930	–	–

The weighted average interest rate implicit in the leases is 8.28% (2000: 9.27%).

(c) **Other Commitments**

During the year, a controlled entity entered into an operating licence agreement for the use of a multi-application smart card program for Italy utilising Proton-based technology. This agreement is subject to certain conditions which provides for the settlement of the licence fees subject to the issuance of a completion certificate. Details of the settlement are as follows:

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Later than one year but not later than five years	2,961	–	–	–
Total other commitments	2,961	–	–	–

	Consolidated		Parent Entity	
	2001 $000	2000 $000	2001 $000	2000 $000
40 Employee Entitlements and Superannuation Commitments				
Employee Entitlements				
The aggregate employee entitlement liability comprises:				
Accrued wages, salaries, annual leave, long service leave and on costs				
Provisions (current) (note 22)	3,364	3,969	–	–
Provisions (non-current) (note 27)	364	302	–	–
Aggregate employee entitlement liability	3,728	4,271	–	–

	Number		Number	
	2001	2000	2001	2000
Employee Numbers				
Number of employees and contractors	1,087	1,029	5	5

Superannuation Commitments

All Australian employees are entitled to benefits on retirement, disability or death. A defined contribution, managed superannuation plan exists with contributions from the consolidated entity to the accumulated benefits plan being calculated as a percentage of the employee's salary or wage. Contributions are legally enforceable. Entitlements paid to overseas employees by the overseas controlled entities are made in accordance with the legal requirements and regulations of that country.

At balance date, the assets of the fund are sufficient to satisfy all benefits that would have vested under the plan in the event of termination of the plan, and voluntary or compulsory termination of employment of each employee.

Employee Share Incentive Scheme

The parent entity has an Employee Share Incentive Scheme (Scheme) established in 1987 and subsequently amended on 31 October 1995. The Scheme provides Executive Directors, full-time and part-time employees of ERG Limited (ERG) and its controlled entities with the opportunity to subscribe for ordinary fully paid shares in ERG, and for ERG to assist in funding the subscription monies by way of an interest-free loan.

Under the Scheme, shares are issued to eligible participants at the market price at the time of invitation, less a discount of up to 10% as determined by the Directors. The market price is the lesser of the last sale price for ERG shares on the day preceding the invitation, and the average last sale price for ERG shares during the five days preceding the date of invitation.

A condition attached to each application is that the participant must complete two years of employment from the date of each allotment of shares under the invitation. If the employee ceases employment during the two-year period or an employee is dismissed for wilful misconduct or gross negligence, ERG will purchase back the shares for the original subscription price for which the shares were issued and terminate the loan. Loan repayments, other than from dividends, are not permitted before the expiration of the two-year period. Dividends paid to participants are applied 50% towards repayment of the loan and the remaining 50% is paid to participants.

The employee shares are not listed on the Australian Stock Exchange and the aggregate number of employee shares on issue may not exceed 5% of the total capital of the parent entity. The number of shares on issue at 30 June 2001 is 9,412,550 (2000: 17,941,650) or 1.4% (2000: 2.8%) of the capital of the parent entity. Voting rights are attached to the shares issued to participants.

Invitations are made from time to time to selected employees and invitations to Executive Directors require the approval of members in a General Meeting. There are currently 61 (2000: 84) employees (including one Executive Director) participating in the Scheme.

During the financial year, there were no ordinary fully paid shares (2000: nil) issued to participants. During the year, there were no shares bought back (2000: 178,500 shares bought back for $103,730).

At the end of the financial year, an accumulated amount of $4,745,174 (2000: $7,303,364), representing 9,412,550 (2000: 17,941,650) shares, remains owing in respect of shares issued pursuant to the terms of the Scheme. The market value at the end of the financial year in respect of those shares is $13,338,072 (2000: $77,567,734).

40 Employee Entitlements and Superannuation Commitments (continued)

Executive Option Plan

The establishment of the ERG Limited Executive Option Plan was approved by shareholders at the Annual General Meeting of the parent entity held on 9 November 1998.

A total of 3,719,500 (2000: 6,627,000) unissued shares under these options were granted during the financial year. A total of 193,500 (2000: 465,000) options were cancelled during the financial year, and 815,000 (2000: 225,000) options were exercised during the financial year.

The market value of ordinary shares at 30 June 2001 was $1.44.

No options expired during the year.

Unissued shares of the parent entity under option are:

Expiry Date	Exercise Price	Number of Options 2001	2000
9 December 2008	$0.37	3,750,000	3,750,000
11 December 2008	$0.38	75,000	75,000
15 December 2008	$0.37	25,000	150,000
16 December 2008	$0.37	–	75,000
22 January 2009	$0.35	–	120,000
24 January 2009	$0.35	–	150,000
25 January 2009	$0.35	–	270,000
24 February 2009	$0.40	–	75,000
16 July 2009	$0.93	3,840,000	3,840,000
30 August 2009	$1.19	330,000	330,000
26 November 2009	$2.60	75,000	75,000
29 November 2009	$2.60	75,000	75,000
1 December 2009	$2.66	150,000	150,000
2 December 2009	$2.64	315,000	315,000
10 January 2010	$2.54	120,000	120,000
11 January 2010	$2.59	135,000	135,000
12 January 2010	$2.61	189,000	195,000
13 January 2010	$2.62	309,000	309,000
14 January 2010	$2.70	295,500	417,000
25 February 2010	$3.75	162,000	171,000
14 June 2010	$3.08	180,000	180,000
1 November 2010	$3.23	1,695,000	–
17 November 2010	$3.18	1,967,500	–
		13,688,000	10,977,000

Options are exercisable after two years from the date of grant and expire after ten years or on termination of the employee's employment. In addition, the exercise of options for Mr P J Fogarty and other key executives is conditional on the achievement of certain performance hurdles.

40 Employee Entitlements and Superannuation Commitments (continued)

Exempt Employee Share Plan

The establishment of the ERG Limited Exempt Employee Share Plan (Plan) was approved by a special resolution of shareholders on 9 November 1998.

The Plan provides permanent full-time and permanent part-time employees of ERG Limited and its controlled entities with the opportunity to participate in acquiring shares up to an amount of not exceeding $1,000 per employee or such other amounts permitted under the provisions of the *Income Tax Assessment Act 1936* (as amended).

A condition attached to each application is that the participant must complete three years of employment from the date of acquisition of the shares before the shares can be withdrawn from the Plan or be disposed of by the participant. If the employee ceases employment during the three-year period, the employee can either withdraw from the Plan or sell his/her shares.

Participants are entitled to receive any dividends, rights (both renounceable and non-renounceable), or other distributions made in respect of shares held by the employee under the Plan.

The number of shares under all employee share schemes, including outstanding employee options, may not exceed 7.5% of the total capital of the parent entity. The number of shares on issue under the Plan at 30 June 2001 is 144,807 (2000: 88,944) or 0.03% (2000: 0.01%) of the capital of the parent entity. Voting rights are attached to the shares issued to participants.

Invitations are made from time to time to eligible employees who have been invited by the Board of Directors to participate. There are currently 358 (2000: 272) employees participating in the Plan.

41 Related Parties

Directors

The names of persons who were Directors of ERG Limited (ERG) at any time during the financial year are as follows:

A S Murdoch, P J Fogarty, E L Bolto, G L Crew and D J Humann.

The aggregate number of shares held by Directors of ERG or their Director-related entities in ERG is:

	Parent Entity and Consolidated	
	2001	2000
Ordinary shares	10,509,666	8,815,968
Unlisted shares issued under the ERG Limited Employee Share Incentive Scheme	5,250,000	8,250,000
Options issued under the ERG Limited Executive Option Plan	3,750,000	3,750,000

41 Related Parties (continued)

Remuneration and Service Agreements

ERG paid fees totalling $1,397,951 (2000: $1,293,450) to LTC Management Pty Ltd (LTC), a company owned and controlled by Mr P J Fogarty. The total sum paid to LTC covers the services of Mr Fogarty and a full-time personal assistant, plus all reasonable expenses and disbursements as approved by the Board of Directors. The remuneration amount to Mr Fogarty has been included in Directors' remuneration (note 33) and executives' remuneration (note 34).

Transactions of Directors Concerning Shares or Share Options

The aggregate number of shares and share options directly issued by ERG, including shares issued pursuant to a rights issue and the Dividend Re-investment Plan of ERG, to Directors of ERG and to parties related to them during the financial year was nil (2000: nil).

Under the terms and conditions of the ERG Employee Share Incentive Scheme (Scheme), 11,250,000 shares have been issued since the commencement of the Scheme to Mr P J Fogarty. There were no shares (2000: nil) issued to Mr Fogarty during the financial year under the terms of the Scheme.

The number of options granted under the ERG Executive Option Plan and the terms and conditions under which they were granted were approved by shareholders at the Annual General Meeting of ERG held on 9 November 1998. The terms and conditions are described in note 40. There were no options (2000: nil) issued to Mr P J Fogarty during the financial year.

The aggregate amount of loans outstanding by Mr P J Fogarty, after crediting applicable dividends, at 30 June 2001 in respect of shares issued pursuant to the Scheme was $3,264,375 (2000: $3,764,375) and the aggregate amount of repayments received during the year was $500,000 (2000: $480,625).

During the year, Mr P J Fogarty exercised his rights to acquire 3,000,000 shares under the Scheme. There were no other off-market transactions in shares made by the Directors or Director-related entities.

Wholly Owned Group

The wholly owned group consists of ERG Limited and its wholly owned controlled entities: ERG Management Services Ltd, ERG Telecommunications International Pty Ltd, ERG Share Plan Pty Ltd, ERG Property Pty Ltd, ERG Telecommunications Pty Ltd, ERG Holdings Ltd, ERG Transit Systems (HK) Limited, ERG IP Pty Ltd, ERG R&D Pty Ltd, ERG Transit Systems (Eur) NV, ERG Transit Systems (Fra) SA, ERG Card Systems Ltd, ERG Card Systems (Aust) Ltd, ERG Transit Systems Ltd, ERG Transit Systems (Scand) AB, ERG Transit Systems (UK) Ltd, ERG Transit Systems (Sing) Pte Ltd, ERG Transit Systems (USA) Inc, ERG Transit Systems (Ger) GmbH and Integrated Transit Solutions (Sing) Pte Ltd. Ownership interests are set out in note 42.

Transactions between ERG Limited and related parties in the wholly owned group during the years ended 30 June 2001 and 30 June 2000 consisted of:

- loans advanced;
- loans repaid;
- management fees and rent;
- sales of products and services;
- reimbursement for disbursements, sundry costs, contract settlement and warranty work;
- interest received and paid;
- purchase of goods and services;
- sale and transfer of intellectual property licences within the consolidated entity;
- transfer of research and development expenditure; and
- restructure of loans to and from controlled entities within the consolidated entity resulting in the forgiveness and write-off of loans.

The above transactions were made on normal terms and conditions or at cost, except that there are no fixed terms and generally no interest terms for the repayment of loans advanced by ERG Limited or within the wholly owned group.

41 Related Parties (continued)

Other Controlled Entities of the Consolidated Entity

During the financial year, ERG incurred costs on behalf of OneLink Transit Systems Pty Ltd (OLT) amounting to $11,656,350 (2000: $7,216,575). The balance payable by OLT to ERG at year-end is $16,401,976 (2000: $17,505,405). This balance is included in notes 8 and 11.

During the financial year, ERG did not make any further advances to OneLink Holdings Pty Ltd (OLH) (2000: nil). The balance payable by OLH to ERG at year-end is $7,261,218 (2000: $6,543,727) and is included in notes 8 and 11. The net movement for the financial year represents an internal interest charge which has been eliminated on consolidation.

The balance payable by ERG to OLT at year-end is $317,031 (2000: $1,144,910). The balance is included in notes 8 and 11 and has been netted off against the receivables from OLT.

OLT has entered into a series of agreements in connection with the supply of an automated fare collection (AFC) system for the Public Transport Corporation (PTC) of Victoria, Australia. ERG is a signing party to several of these agreements, including an agreement for the supply and installation of equipment and software. All agreements are on commercial terms and conditions.

ERG has granted a guarantee and indemnity to the PTC in connection with the monetary and performance obligations of OLT arising from various AFC system contracts.

ERG holds cross indemnities, via various agreements with its co-shareholders in OneLink Holdings Pty Ltd, in respect to the performance of the respective co-shareholders' delivery obligations.

Associated Corporations

All transactions with associated companies are made on normal terms and conditions.

AFC Equipment Co Pty Ltd

OLT has entered into a series of agreements in connection with the supply of an AFC system for the PTC. AFC Equipment Co Pty Ltd is a signing party to several of these agreements, including an agreement for the lease of equipment and software to OLT.

During the financial year, OLT provided amounts totalling $4,276,329 (2000: $20,698,127) to AFC Equipment Co Pty Ltd. This amount is included in notes 8 and 11.

During the financial year, ERG recognised net revenue on sale of equipment to AFC Equipment Co Pty Ltd of $357,082 (2000: $985,206). The interest rate applicable to the balance of the loan is based on a five-year bank bill rate and the balance of the loan is repayable on demand.

During the financial year, AFC Equipment Co Pty Ltd made net advances to/(from) OLT of $14,694,443 (2000: ($3,542,855)). In accordance with an existing lease agreement, AFC Equipment Co Pty Ltd made lease charges of $18,970,772 (2000: $17,155,272) to OLT during the year.

The closing balance of the payable by OLT to AFC Equipment Co Pty Ltd at year-end was $15,336,240 (2000: $641,797).

The closing balance of the receivable to ERG from AFC at year-end was $33,460,067 (2000: $63,297,450). The amount of $12,757,438 (2000: $63,297,450) has been included in note 8 and an amount of $20,702,629 (2000: nil) in note 11. The classification of the receivable between current and non-current is aligned with the forecast repayment schedule as provided under the Australia and New Zealand Banking Group Limited refinancing proposal.

Triumphant Launch Sdn Bhd

During the financial year, the consolidated entity incurred costs on behalf of, and charged consulting fees to, Triumphant Launch Sdn Bhd amounting to $156,627 (2000: $328,325). At year-end, $86,000 (2000: $10,378) of this amount is payable to the consolidated entity and is included within note 8.

ECard Pty Limited

Details of the total investment in ECard Pty Limited are set out in note 44.

During the financial year, the consolidated entity did not invoice ECard Pty Limited for the provision of services and resources (2000: $148,283).

41 Related Parties (continued)

Prepayment Cards Limited

During the financial year, ERG and certain controlled entities entered into an agreement to sell business assets and a technology licence to Prepayment Cards Limited (PCL).

Under the agreement, the consolidated entity assigned its rights and entitlement to the benefit of contracts and business assets. In addition, the consolidated entity sold a technology licence to PCL which provided for the exclusive use of the licence in the United Kingdom for a period of 20 years.

In exchange for the business sale and technology licence agreements, the consolidated entity received preference shares in PCL. The total value of the consideration received was $4,300,000. The balance of the consideration to be received will be matured in line with the agreement and the conversion rights applicable to the terms of the preference share issue.

During the financial year, ERG and certain controlled entities continued to supply equipment and services to PCL under an existing contract for the delivery of a concessionary fare scheme for the Greater Manchester Passenger Transport Executive.

The consolidated entity has entered into a number of contracts for the supply of hardware, software, maintenance and support. The total value of the contracts over the period of supply is approximately $45,500,000.

During the financial year, an amount of $305,591 (2000: nil) was invoiced to PCL. This amount is reflected in trade debtors (note 8). The balance of project contract costs will be invoiced in line with project deliverables and milestones.

Ultimate Controlling Entity

ERG Limited is the ultimate holding company.

Transactions with Related Parties as Disclosed in the Consolidated Financial Statements of OneLink Holdings Pty Ltd

Transaction Type	Class of Related Party	Consolidated Entity 2001 $	Consolidated Entity 2000 $
Management services incurred	Other related party:		
	• Fujitsu Australia Ltd	1,773,113	1,966,422
AFC services incurred	Other related parties:		
	• Fujitsu Australia Ltd	1,333,987	1,760,307
	• Mayne Nickless Ltd	3,737,385	3,345,497
Asset purchases	Other related party:		
	• Fujitsu Australia Ltd	–	3,189
Interest	Other related parties:		
	• Fujitsu Australia Ltd	149,373	149,837
	• Mayne Nickless Ltd	338,355	355,614

The above transactions were made on normal terms and conditions or at cost, except that there are no fixed terms and generally no interest terms for the repayment of loans advanced from or to related parties.

42 Investments in Controlled Entities

Name of Entity	Notes	Country of Incorporation	Class of Shares	Carrying Value of Parent Entity's Investment 2001 $000	Carrying Value of Parent Entity's Investment 2000 $000	Equity Holding 2001 %	Equity Holding 2000 %
Parent Entity							
ERG Limited		Australia	Ordinary	–	–	–	–
Controlled Entities							
ERG Management Services Ltd		Australia	Ordinary	1,082	525	100	100
ERG Telecommunications International Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Share Plan Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Property Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Telecommunications Pty Ltd		Australia	Ordinary	1,204	1,204	100	100
Integrated Transit Solutions (Italy) Srl		Italy	Ordinary	–	–	98	–
OneLink Holdings Pty Ltd	42(a)	Australia	Ordinary	11,567	11,567	34	34
which has the controlled entity:							
OneLink Transit Systems Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Holdings Ltd		Australia	Ordinary	–	–	100	100
which has the controlled entities:							
ERG Transit Systems (HK) Limited		Hong Kong	Ordinary	–	–	100	100
ERG IP Pty Ltd		Australia	Ordinary	–	–	100	100
ERG R&D Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Transit Systems (Sing) Pte Ltd		Singapore	Ordinary	–	–	100	100
ERG Transit Systems (USA) Inc		USA	Ordinary	–	–	100	–
ERG Transit Systems (Ger) GmbH		Germany	Ordinary	–	–	100	–
Integrated Transit Solutions Ltd	42(b)	Australia	Ordinary	–	–	50	–
Integrated Transit Solutions (Sing) Pte Ltd		Singapore	Ordinary	–	–	100	–
ERG Transit Systems (Eur) NV		Belgium	Ordinary	–	–	100	100
which has the controlled entities:							
ERG Transit Systems (Fra) SA		France	Ordinary	–	–	100	100
ERG Manufacturing SA	42(c)	Belgium	Ordinary	–	–	–	100
ERG Card Systems Ltd		Australia	Ordinary	–	–	100	100
which has the controlled entity:							
ERG Card Systems (Aust) Ltd		Australia	Ordinary	–	–	100	100
ERG Transit Systems Ltd		Australia	Ordinary	–	–	100	100
which has the controlled entities:							
ERG Transit Systems (Scand) AB		Sweden	Ordinary	–	–	100	100
ERG Transit Systems (UK) Ltd		UK	Ordinary	–	–	100	100
				13,853	13,296		

- ERG Transit Systems (Scand) AB is audited by PricewaterhouseCoopers, Stockholm, Sweden
- ERG Transit Systems (UK) Ltd is audited by PricewaterhouseCoopers, Manchester, United Kingdom
- ERG Transit Systems (Eur) NV is audited by PricewaterhouseCoopers, Brussels, Belgium
- ERG Transit Systems (Fra) SA is audited by Socodec Exco, Bourgogne, France
- OneLink Holdings Pty Ltd and OneLink Transit Systems Pty Ltd are audited by PricewaterhouseCoopers, Melbourne, Australia
- ERG Transit Systems (Sing) Pte Ltd and Integrated Transit Solutions (Sing) Pte Ltd are audited by PricewaterhouseCoopers, Singapore

Overseas subsidiaries carry on business in the country of incorporation.

42 Investments in Controlled Entities (continued)

Outside Equity Interests in Controlled Entities

Controlled entities, which have issued shares to outside equity interests, are disclosed in note 31.

(a) The Company is a controlled entity due to the following reasons:

(i) ERG Limited (ERG) controls the Board of OneLink Holdings Pty Ltd (OLH) by virtue of a casting vote held by the Chairman who is appointed by ERG under the Shareholder Agreement;

(ii) ERG is to meet the financing and performance obligations of OLH; and

(iii) the shareholders of OLH have agreed, under the terms of the Shareholder Agreement, that OLH will be a controlled entity of ERG for the purposes of the *Corporations Act 2001* and Australian Accounting Standards.

(b) The Company is a controlled entity due to the following reasons:

(i) ERG controls the Board of Integrated Transit Solutions Ltd (ITS) which is fully comprised of ERG representatives. This is a permanent arrangement documented in an agreement between the shareholders of ITS (Agreement);

(ii) ERG is to meet the financing and performance obligations of ITS; and

(iii) the shareholders of ITS have agreed, under the terms of the Agreement, that ITS will be a controlled entity of ERG for the purposes of the *Corporations Act 2001* and Australian Accounting Standards.

(c) The Company was liquidated as at 30 June 2001.

Disposal of Controlled Entity

During the previous financial year, on 30 June 2000, the consolidated entity disposed of 100% of the issued capital of ERG Connect Pty Ltd (ERG Connect). The results of this controlled entity have been included in the consolidated statement of financial performance up until the date of disposal.

As part of the disposal of ERG Connect, the consolidated entity agreed to include a deferred settlement component applicable to the sale of shares in ERG Connect to Downer EDI Limited subject to the awarding of incremental contracts. These contracts were awarded in favour of ERG Connect during the year. Accordingly, the consolidated entity recognised additional revenue and profit applicable to the disposal of ERG Connect in the current financial year.

Details of the disposal are as follows:

	2001 $000	2000 $000
Cash	–	1,496
Accounts receivable	–	15,737
Inventory	–	1,779
Other current assets	–	71
Property, plant and equipment	–	2,227
Non-current assets – other	–	235
Capitalised development costs and goodwill	–	25,081
Accounts payable	–	(5,919)
Current lease liabilities	–	(604)
Provisions	–	(1,021)
	–	39,082
Total consideration	5,985	43,000
Profit on disposal of former controlled entity	5,985	3,918
Total consideration is made up as follows:		
Shares in listed entities at cost	–	38,000
Cash and receivables consideration	5,985	5,000
Total consideration	5,985	43,000

	2001 $000	2000 $000

42 Investments in Controlled Entities (continued)

	2001 $000	2000 $000
Net cash consideration:		
Cash and receivables consideration	5,985	5,000
Less: Cash included in net assets disposed	–	(1,496)
Cash consideration and receivables	5,985	3,504

	Consolidated		Parent Entity	
	2001 $000	2000 $000	2001 $000	2000 $000
Inflow of cash from disposal of former controlled entity, net of cash disposed:				
Cash consideration	–	3,504	–	–
Inflow of cash	–	3,504	–	–

43 Cross Guarantee and Indemnity

Pursuant to class orders dated 19 December 1991 and 13 August 1998, relief has been granted to controlled entities of ERG Limited (ERG) from the *Corporations Act 2001* requirements for preparation, audit and publication of accounts. As a condition of the class orders, ERG and the controlled entities subject to the class orders, ERG Card Systems (Aust) Ltd, ERG Card Systems Ltd, ERG Holdings Ltd, ERG Management Services Ltd, ERG Property Pty Ltd, ERG R&D Pty Ltd, ERG Telecommunications International Pty Ltd, ERG Telecommunications Pty Ltd and ERG Transit Systems Ltd, entered into deeds of indemnity on 5 May 1995 and 8 June 1999. The effect of these deeds is that ERG has guaranteed to pay any deficiency in the event of winding up the controlled entities. The controlled entities have also given a similar guarantee in the event that ERG is wound up.

The above companies represent a "Closed Group" for the purpose of the class orders and, as there are no other parties to the Deed of Cross Guarantee that are controlled by ERG, they also represent the "Extended Closed Group".

Set out below is a consolidated statement of financial performance for the year ended 30 June 2001 of the Closed Group and represents the companies subject to the Deed of Cross Guarantee.

	2001 $000	2000 $000
Revenue from ordinary activities	191,143	279,855
Expenses from ordinary activities	(161,395)	(227,504)
Borrowing costs	(21,676)	(13,305)
Share of net loss of associates accounted for using the equity method	(6,413)	(267)
Profit from ordinary activities before income tax	1,659	38,779
Income tax expense	(504)	(11,531)
Profit from ordinary activities after income tax	1,155	27,248

Set out below is a summary of movements in consolidated retained profits for the year ended 30 June 2001 of the Closed Group and represents the companies subject to the Deed of Cross Guarantee.

	2001 $000	2000 $000
Retained profits at the beginning of the financial year	52,523	29,542
Profit from ordinary activities after income tax	1,155	27,248
Dividends provided for or paid	(6,382)	(4,267)
Retained profits at the end of the financial year	47,296	52,523

43 Cross Guarantee and Indemnity (continued)

Set out below is a consolidated statement of financial position at 30 June 2001 of the Closed Group consisting of companies subject to the Deed of Cross Guarantee.

	2001 $000	2000 $000
Current Assets		
Cash assets	20,925	144,634
Receivables	65,989	117,876
Inventories	21,517	33,766
Other	4,653	6,613
Total current assets	113,084	302,889
Non-Current Assets		
Receivables	145,192	78,742
Inventories	34,224	1,047
Investments accounted for using the equity method	65,351	64,213
Other financial assets	88,292	85,473
Property, plant and equipment	179,337	96,796
Deferred tax assets	12,953	9,584
Intangible assets	1,599	–
Other	3,136	4,096
Total non-current assets	530,084	339,951
Total assets	643,168	642,840
Current Liabilities		
Payables	43,783	39,245
Interest-bearing liabilities	1,408	6,112
Tax liabilities	–	34
Provisions	13,148	10,310
Other	9	351
Total current liabilities	58,348	56,052
Non-Current Liabilities		
Interest-bearing liabilities	286,878	284,133
Deferred tax liabilities	16,562	12,830
Provisions	364	302
Other	1,300	5,441
Total non-current liabilities	305,104	302,706
Total liabilities	363,452	358,758
Net assets	279,716	284,082
Equity		
Parent entity interest		
Contributed equity	232,420	231,559
Retained profits	47,296	52,523
Total equity	279,716	284,082

44 Investments in Associated Companies

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting. The parent entity amounts in both years are at cost. Information relating to the associated companies is set out below:

Name of Company	Principal Activity	Ownership Interest 2001 %	Ownership Interest 2000 %	Consolidated Carrying Amount 2001 $000	Consolidated Carrying Amount 2000 $000	Parent Entity Carrying Amount 2001 $000	Parent Entity Carrying Amount 2000 $000
Unlisted Corporations							
AFC Equipment Co Pty Ltd	Financing and leasing of equipment and software	33.3	33.3	–	897	2,000	2,000
Prepayment Cards Limited	Supplying and servicing of prepaid fare collection systems	30.0	30.0	14,173	10,311	21,244	14,207
Triumphant Launch Sdn Bhd	Supplying and licensing of stored value card systems	50.0	45.0	27,426	24,766	–	–
Integrated Transit Solutions Ltd	Licence to operate transit system solutions	–	50.0	–	–	–	–
Integrated Transit Solutions (Sing) Pte Ltd	Project management	–	50.0	–	–	–	–
ECard Pty Limited	Development of smart card market	39.0	39.0	23,752	28,239	–	–
Total investments in associated companies				65,351	64,213	23,244	16,207

All of the aforementioned associated companies have a reporting date of 30 June, except for Prepayment Cards Limited which has a reporting date of 31 March.

Integrated Transit Solutions Ltd and Integrated Transit Solutions (Sing) Pte Ltd are now controlled entities (refer to note 42).

	Consolidated 2001 $000	Consolidated 2000 $000
Movements in Carrying Amounts of Investments in Associates		
Carrying amount at the beginning of the financial year	64,213	39,630
Acquisition of investments	7,551	31,985
Disposal of investments	–	(7,135)
Share of operating loss after income tax	(6,413)	(267)
Carrying amount at the end of the financial year	65,351	64,213
Results Attributable to Associates		
Loss from ordinary activities before income tax	(6,413)	(71)
Income tax expense	–	(196)
Loss from ordinary activities after income tax	(6,413)	(267)
Accumulated losses attributable to associates at the beginning of the financial year	(11,098)	(10,831)
Accumulated losses attributable to associates at the end of the financial year	(17,511)	(11,098)

	Consolidated 2001 $000	2000 $000

44 Investments in Associated Companies (continued)

Summary of the Performance and Financial Position of Associates

The aggregate profits, assets and liabilities of associates are:

	2001 $000	2000 $000
Loss from ordinary activities after income tax	(6,413)	(267)
Assets	210,540	182,543
Liabilities	87,221	43,295
Net assets	123,319	139,248

45 Events Occurring After Balance Date

The consolidated entity announced that Integrated Transit Solutions Ltd (ITS) has been selected as the preferred proponent for the New South Wales Department of Transport Sydney Integrated Ticketing System (SITS) project. ITS is the joint venture vehicle formed by the parent entity and Motorola Inc to bid for the SITS contract.

The Sydney system will allow passengers to use one smart card to travel on all public transport, including railways, buses (both government-owned and private) and ferries in New South Wales.

The New South Wales Government and ITS will now negotiate the final contract terms with a final contract scheduled by 31 December 2001. Under the draft contract, ITS will supply equipment and software for the Sydney system. In addition, the New South Wales Department of Transport is to outsource the operation of the Sydney system to ITS for ten years.

The consolidated entity has incurred $3,189,000 of tender costs which have been capitalised to project contract costs at 30 June 2001 following the announcement of ITS being selected as the preferred proponent for the SITS project.

The parent entity announced that it had successfully defended legal proceedings for breach of contract of $2,100,000 and further unquantified damages in relation to a proposed acquisition. The Federal Court found in favour of the parent entity and awarded costs.

The consolidated entity has incurred $1,091,000 of legal costs associated with defending the action against the parent entity. These costs have been recognised as a receivable at 30 June 2001 following the announcement that the Federal Court had awarded costs in favour of the parent entity.

Subsequent to balance date, the parent entity announced that it will consider an on-market buy-back in relation to certain of its listed convertible notes on issue, over a six-month period commencing on 6 September 2001 and ending on 6 March 2002. Specific buying opportunities will be considered and assessed throughout the period to determine their appropriateness. The Directors believe that this represents a significant opportunity to enhance shareholder value and better manage the consolidated entity's capital base.

The consolidated entity and the National Roads and Motorists' Association (NRMA) announced the forming of a jointly owned company to market and deliver smart cards and other smart devices for a range of applications. The jointly owned company will provide the vehicle to deliver smart cards for a range of applications including membership rewards for existing NRMA members and other products and services.

The parent entity announced that it is forming a new smart card joint venture company in the Netherlands with Interpay Nederland, a major service provider in payment processing and related services.

The new joint venture company (which will be 50 per cent owned by the parent entity and 50 per cent by Interpay) will acquire the exclusive licence in the Netherlands of the parent entity's advanced MASS (multi-application smart card solution) technology which integrates contactless and contact smart card technology.

The parent entity announced that card.etc AG, a German company in which it has a significant shareholding, has won a $15-20 million contract to deliver a smart card system in the Rhein-Ruhr region in Germany. This company has been awarded the contract to deliver a system that initially incorporates 1.6 million cards, with the number of cards expected to increase to approximately 7 million over the next two to four years.

The parent entity recently granted card.etc AG a licence of its advanced MASS technology.

Other major shareholders in card.etc AG include DeTeCardService, a wholly owned subsidiary of Deutsche Telekom; and VDV, which is the association of public transport in Germany.

These events did not have a financial impact in the year ended 30 June 2001.

45 Events Occurring After Balance Date (continued)

At the date of this report, other than as detailed above, no matters or circumstances have arisen since 30 June 2001 that will significantly affect or may significantly affect:

- the operations in the financial year subsequent to 30 June 2001 of the consolidated entity constituted by ERG and the entities it controls from time to time; or
- the results of these operations; or
- the state of affairs in the financial year subsequent to 30 June 2001 of the consolidated entity.

46 Segment Information

The consolidated entity operated predominantly in two industries: the design, manufacture and project management of automated fare collection products and smart card systems and services (AFC); as well as the design, marketing and manufacture of telecommunications equipment; and broadband infrastructure services (Telecommunications).

	AFC $000	Telecommunications $000	Intersegment Eliminations $000	Consolidated $000
Industrial Segments 2001				
Sales to customers outside the consolidated entity	226,257	37,604	–	263,861
Intersegment sales	–	1,279	(1,279)	–
Other revenue	14,185	21,825	–	36,010
Revenue from ordinary activities	240,442	60,708	(1,279)	299,871
Segment result	8,874	8,951	–	17,825
Unallocated expenses				(11,474)
Profit from ordinary activities before income tax				6,351
Segment assets	591,019	8,003	–	599,022
Unallocated assets				112,459
Total assets				711,481

	AFC $000	Telecommunications $000	Intersegment Eliminations $000	Consolidated $000
Industrial Segments 2000				
Sales to customers outside the consolidated entity	233,396	126,949	–	360,345
Intersegment sales	–	16,304	(16,304)	–
Other revenue	8,403	47,259	–	55,662
Revenue from ordinary activities	241,799	190,512	(16,304)	416,007
Segment result	38,086	8,081	–	46,167
Unallocated expenses				(10,675)
Profit from ordinary activities before income tax				35,492
Segment assets	441,043	96,333	–	537,376
Unallocated assets				164,560
Total assets				701,936

46 Segment Information (continued)

	Australasia $000	USA & Canada $000	Europe $000	Intersegment Eliminations $000	Consolidated $000
Geographical Segments 2001					
Sales to customers outside the consolidated entity	149,310	26,944	87,607	–	263,861
Intersegment sales	96,914	12	43,461	(140,387)	–
Other revenue	34,209	29	1,772	–	36,010
Revenue from ordinary activities	280,433	26,985	132,840	(140,387)	299,871
Segment result	8,442	3,637	5,746	–	17,825
Unallocated expenses					(11,474)
Profit from ordinary activities before income tax					6,351
Segment assets	518,942	20,421	75,261	–	614,624
Unallocated assets					96,857
Total assets					711,481

	Australasia $000	USA & Canada $000	Europe $000	Intersegment Eliminations $000	Consolidated $000
Geographical Segments 2000					
Sales to customers outside the consolidated entity	277,894	13,814	68,637	–	360,345
Intersegment sales	6,882	–	–	(6,882)	–
Other revenue	54,778	17	867	–	55,662
Revenue from ordinary activities	339,554	13,831	69,504	(6,882)	416,007
Segment result	44,960	(437)	1,644	–	46,167
Unallocated expenses					(10,675)
Profit from ordinary activities before income tax					35,492
Segment assets	467,880	2,713	78,505	–	549,098
Unallocated assets					152,838
Total assets					701,936

Notes to and Forming Part of the Segment Information

Intersegment pricing is on a cost plus mark-up basis. The European operations are carried out in Belgium, France, Germany, Italy, Sweden and the United Kingdom.

47 Reconciliation of Profit from Ordinary Activities After Income Tax to Net Cash Inflow (Outflow) from Operating Activities

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Profit from ordinary activities after income tax	6,107	35,205	18,465	23,359
Depreciation and amortisation	17,126	12,267	931	658
Amortisation of borrowing costs	984	336	984	336
Equity accounting loss	6,413	267	–	–
Exempt employee shares issued	131	111	131	111
Interest on equity component of convertible notes	896	422	896	422
Loss on sale of property, plant and equipment	886	853	–	32
Provision for employee entitlements	(543)	552	–	–
Provision for warranty	(349)	397	–	–
Provision for inventories	3,765	45	–	–
Provision for diminution of investment and doubtful debts	–	–	(557)	(3,113)
Provision for doubtful debts	5,254	(1,311)	–	–
Foreign exchange – net	664	(171)	–	–
Research and development capitalised	39,552	29,429	–	–
Net profit on sale of investments	–	(3,902)	–	–
Net profit on sale of business assets	(6,787)	–	–	–
Net profit on sale of technology licence for equity in associate	(3,913)	–	–	–
Changes in assets and liabilities				
(Increase) decrease in prepayments	(211)	(474)	85	171
(Increase) decrease in trade debtors	(2,342)	(56,249)	30,882	28,444
(Increase) decrease in inventory	(15,935)	(19,466)	–	–
(Increase) decrease in other assets	33	(1,599)	(4)	131
(Increase) decrease in future income tax benefit	10,647	(11,670)	(3)	(130)
(Increase) decrease in other debtors	(3,151)	(14,684)	(14)	9,521
Increase (decrease) in trade creditors	(24,358)	(3,012)	(451)	6,176
Increase (decrease) in accrued expenses	(125)	6,878	(3,039)	–
Increase (decrease) in deposits held and deferred income	(4,611)	1,975	–	(37)
Increase (decrease) in provisions	(245)	–	–	(13)
Increase (decrease) in deferred income tax liability	(11,108)	12,001	3,001	(5,646)
Net cash inflow (outflow) from operating activities	18,780	(11,800)	51,307	60,422

During the year, ERG Limited made a payment to Motorola Inc for settlement of the ERG Motorola Alliance. The amount has been capitalised in note 12. The payment of $46,360,000 is reconciled to the statement of cash flows as follows:

	Consolidated 2001 $000	Consolidated 2000 $000	Parent Entity 2001 $000	Parent Entity 2000 $000
Total consideration for payment	46,360	–	46,360	–
Total consideration is made up as follows:				
Advances to controlled entities	–	–	11,233	–
Payments for investment in associated entity	2,751	–	–	–
Payments for property, plant and equipment	8,482	–	–	–
Payment for settlement of alliance agreement	35,127	–	35,127	–
	46,360	–	46,360	–

47 Reconciliation of Profit from Ordinary Activities After Income Tax to Net Cash Inflow (Outflow) from Operating Activities (continued)

The parent entity has made advances to certain controlled entities to make payments in settlement of ERG Motorola Alliance issues.

This is reflected in the consolidated entity statement of cash flows as payments for investments in associated entity and payments for property, plant and equipment.

	Consolidated		Parent Entity	
	2001 $000	2000 $000	2001 $000	2000 $000
Financing Arrangements				
The consolidated entity has access to the following financing facilities:				
Total facilities available at balance date				
Standby credit lines	38,909	91,704	25,806	73,402
Leasing	7,263	13,030	7,263	13,030
Guarantees, bonds and standby letters of credit	275,368	52,397	266,754	51,000
	321,540	157,131	299,823	137,432
Facilities utilised at balance date				
Standby credit lines	21,544	19,429	10,000	5,000
Leasing	2,263	7,930	2,263	7,930
Guarantees, bonds and standby letters of credit	205,208	34,603	196,594	33,206
	229,015	61,962	208,857	46,136
Facilities not utilised at balance date				
Standby credit lines	17,365	72,275	15,806	68,402
Leasing	5,000	5,100	5,000	5,100
Guarantees, bonds and standby letters of credit	70,160	17,794	70,160	17,794
	92,525	95,169	90,966	91,296

Standby credit lines and leasing facilities may be drawn at any time.

48 Non-Cash Financing and Investing Activities

During the financial year, the consolidated entity did not acquire plant and equipment by means of finance leases (2000: $4,276,284).

During the financial year, the parent entity issued share capital in satisfaction of deferred settlement rights on the acquisition of plant and equipment and intellectual property acquired from a third party. The issue of share capital was made during the year to meet contractual commitments under a contract. The value of shares issued during the year was $438,000.

In addition, the consolidated entity sold a technology licence to Prepayment Cards Limited (PCL), an equity associate. The nature of consideration received was preference shares in PCL amounting to $4,300,000.

	Consolidated	
	2001 Cents	2000 Cents
49 Earnings per Share		
Basic earnings per share	1.0	5.6 *
Diluted earnings per share	n/a	5.1 *
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	636,801,637	633,905,505 *

* Comparative figures have been adjusted to reflect the 3 for 1 share split on 1 November 2000.

49 Earnings per Share (continued)

Options

Options granted to employees under the ERG Limited Executive Option Plan are considered to be potential ordinary shares at the time they become exercisable and have been included in the determination of diluted earnings per share. The options are exercisable after the expiration of two years from the date of grant. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in note 40.

Convertible Notes

Convertible notes are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The notes have not been included in the determination of basic earnings per share. Details relating to the notes are set out in note 25.

There have been no other conversions to, call of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements.

50 Financial Instruments

(i) Off-Statement of Financial Position Derivative Instruments

ERG Limited and certain of its controlled entities are parties to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates and to trade.

Forward Exchange Contracts

The consolidated entity enters into forward foreign exchange contracts to hedge certain anticipated purchase and sale commitments denominated in foreign currencies.

At balance date, the details of outstanding contracts are (Australian dollar equivalents):

Buy Foreign Currency	Sell Australian Dollars 2001 $000	Sell Australian Dollars 2000 $000	Average Exchange Rate 2001	Average Exchange Rate 2000
Maturity				
Less than one year				
Euro	–	7,766	–	0.6401
Hong Kong dollar	631	249	3.9650	4.7814
Japanese yen	15,855	13,229	60.0064	69.5293
Singapore dollar	–	4,971	–	1.0232
US dollar	–	6,296	–	0.5951
	16,486	32,511		
Maturity				
Later than one year but not later than two years				
Japanese yen	–	13,833	–	69.5841

50 Financial Instruments (continued)

Sell Foreign Currency	Buy Australian Dollars 2001 $000	Buy Australian Dollars 2000 $000	Average Exchange Rate 2001	Average Exchange Rate 2000
Maturity				
Less than one year				
British pound	26,396	26,495	0.3788	0.3774
German mark	4,274	–	1.1700	–
Hong Kong dollar	5,657	5,966	4.4037	4.8318
Singapore dollar	51,562	48,462	1.0040	1.0730
US dollar	4,253	–	0.5139	–
	92,142	80,923		
Later than one year but not later than two years				
Singapore dollar	5,126	22,833	1.0730	1.0730
Hong Kong dollar	16,431	1,188	4.1805	4.8318
	21,557	24,021		
Later than two years but not later than five years				
Hong Kong dollar	4,976	2,809	4.0309	4.8318

As these contracts are hedging anticipated future purchases and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated.

The net unrecognised loss on hedges of anticipated foreign currency purchases and sales at 30 June 2001 was $9,794,482 (2000: $1,287,874).

(ii) **Credit Risk Exposures**

The credit risk on financial assets of the consolidated entity which has been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

Foreign exchange contracts are subject to credit risk in relation to the relevant counterparties, which are principally large banks. The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is disclosed in note 50(i) above.

(iii) **Interest Rate Risk Exposure**

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities are set out on the following page.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

50 Financial Instruments (continued)

2001

	Notes	Floating Interest Rate $000	Fixed Interest Maturing in: 1 Year or Less $000	Over 1 to 5 Years $000	More than 5 Years $000	Non-Interest Bearing $000	Total $000
Financial Assets							
Cash and deposits	7	28,518	2,000	–	–	1,536	32,054
Receivables	8, 11	–	12,757	20,703	–	153,759	187,219
		28,518	14,757	20,703	–	155,295	219,273
Weighted average interest rate		4.02%	5.21%	5.24%			
Financial Liabilities							
Bank overdrafts and loans	20, 25	–	21,542	–	–	–	21,542
Trade and other creditors	19, 24	–	–	–	–	99,690	99,690
Convertible notes	25	–	–	276,244	–	–	276,244
Other loans	23, 28	–	–	–	–	1,302	1,302
Lease liabilities	20, 25	–	1,458	805	–	–	2,263
		–	23,000	277,049	–	100,992	401,041
Weighted average interest rate			6.68%	7.56%			
Net financial assets (liabilities)		28,518	(8,243)	(256,346)	–	54,303	(181,768)

2000

	Notes	Floating Interest Rate $000	Fixed Interest Maturing in: 1 Year or Less $000	Over 1 to 5 Years $000	More than 5 Years $000	Non-Interest Bearing $000	Total $000
Financial Assets							
Cash and deposits	7	17,480	124,000	–	–	3,370	144,850
Receivables	8, 11	–	63,297	–	–	134,676	197,973
		17,480	187,297	–	–	138,046	342,823
Weighted average interest rate		5.56%	5.90%				
Financial Liabilities							
Bank overdrafts and loans	20, 25	–	17,197	–	–	–	17,197
Trade and other creditors	19	–	–	–	–	69,026	69,026
Convertible notes	25	–	–	29,995	245,353	–	275,348
Other loans	20, 23, 28	–	2,230	–	–	1,302	3,532
Lease liabilities	20, 25	–	3,935	3,995	–	–	7,930
		–	23,362	33,990	245,353	70,328	373,033
Weighted average interest rate			6.42%	8.22%	7.50%		
Net financial assets (liabilities)		17,480	163,935	(33,990)	(245,353)	67,718	(30,210)

50 Financial Instruments (continued)

Reconciliation of Net Financial Assets to Net Assets

	Notes	2001 $000	2000 $000
Net financial liabilities on previous page		(181,768)	(30,210)
Non-financial assets and liabilities			
Inventories	9, 12	131,604	84,837
Investments	13	65,351	64,213
Other financial assets	14	66,806	64,182
Property, plant and equipment	15	190,772	101,713
Deferred tax assets	16	23,593	34,240
Intangibles	17	1,599	–
Other assets	10, 18	12,483	9,928
Provisions	22, 27	(16,622)	(15,748)
Tax liabilities	21	(1,001)	(190)
Deferred tax liabilities	26	(19,625)	(30,733)
Other liabilities	23, 28	(7)	(8,759)
Net assets per statement of financial position		273,185	273,473

(iv) **Net Fair Value of Financial Assets and Liabilities**

On-Statement of Financial Position

With the exception of the investment in Downer EDI Limited and other investments traded on organised markets (note 14), in the opinion of the Directors, the net fair value of financial assets and financial liabilities approximates their carrying value.

Off-Statement of Financial Position

For forward exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rates for contracts with similar maturity profiles.

The Directors declare that the financial statements and notes set out on pages 7 to 58:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the parent entity's and consolidated entity's financial position as at 30 June 2001 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that the parent entity will be able to pay its debts as and when they become due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 43 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross Guarantee described in note 43.

This declaration is made in accordance with a resolution of the Directors.

A S Murdoch
Chairman

P J Fogarty
Director

Perth, Western Australia, 27 September 2001

Scope

We have audited the financial report of ERG Limited (the Company) for the financial year ended 30 June 2001 comprising the statements of financial performance, statements of financial position, statements of cash flows and notes thereto, and including the Directors' Declaration. The Company's Directors are responsible for the financial report which includes the financial statements of the Company and the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the end of, or during, the financial year. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion as to whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and the *Corporations Act 2001* in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of the Company is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2001 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

PricewaterhouseCoopers

PricewaterhouseCoopers

Chartered Accountants

A J Good

A J Good

Partner

Perth, Western Australia, 27 September 2001

The investor information set out below was applicable as at 17 September 2001.

Twenty Largest Shareholders

Name	Number of Shares	Percentage of Issued Capital
Chase Manhattan Nominees Limited	36,527,203	5.73
Westpac Custodian Nominees Limited	28,895,858	4.53
National Nominees Limited	27,650,091	4.34
ANZ Nominees Limited	15,977,297	2.51
Citicorp Nominees Pty Limited	12,580,960	1.97
NRMA Nominees Pty Limited	11,912,500	1.87
Peter John Fogarty	8,444,940	1.32
AMP Life Limited	8,210,594	1.29
Citicorp Nominees Pty Limited (CFS Future Leaders Fund A/C)	5,575,605	0.87
Tower Trust (NSW) Limited (Aust Ethical Equities A/C)	4,726,312	0.74
Calex Nominees Pty Limited	4,195,762	0.66
Eddystone Investments Pty Ltd	3,307,614	0.52
Invia Custodian Pty Limited	3,000,000	0.47
Heiroglyph Pty Ltd	2,850,000	0.45
HSBC Custody Nominees (Australia) Limited	2,720,607	0.43
Bernville Pty Limited	2,400,000	0.38
Diversified United Investment Limited	2,355,760	0.37
Tower Trust (NSW) Limited (Aust Ethical Large Co A/C)	2,241,100	0.35
Commonwealth Custodial Services Limited	2,158,571	0.34
TPIC Limited	1,814,000	0.28
	187,544,774	29.42

Substantial Shareholders

There were no substantial shareholders of ERG Limited at 17 September 2001.

Distribution of Ordinary Shareholders

Units Held – Ordinary Shares	Holders	Total Units	Percentage
1 – 1,000	7,437	5,264,010	0.8
1,001 – 5,000	22,303	65,118,294	10.2
5,001 – 10,000	8,969	70,687,248	11.1
10,001 – 100,000	7,661	192,225,689	30.2
100,001+	401	304,264,176	47.7
	46,771	637,559,417	100.0

There were 4,508 holders of less than a marketable parcel of shares.

The percentage of the total holding held by the twenty largest shareholders was 29.42%.

The investor information set out below was applicable as at 17 September 2001.

Twenty Largest Listed Convertible Noteholders

Name	Number of Notes	Percentage of Listed Notes
Chase Manhattan Nominees Limited	3,638,219	19.65
Permanent Trustee Australia Limited	1,500,000	8.10
PAN Australian Nominees Pty Limited	1,400,000	7.56
National Nominees Limited	1,321,910	7.14
ING Life Limited	689,000	3.72
AMP Life Limited	684,265	3.70
Westpac Custodian Nominees Limited	671,344	3.63
ANZ Nominees Limited	611,756	3.30
Calex Nominees Pty Limited	602,002	3.25
NRMA Nominees Pty Limited	570,000	3.08
Commonwealth Custodial Services Limited	487,125	2.63
Tower Trust (NSW) Limited (Aust Ethical Equities A/C)	448,974	2.42
ASC Pty Ltd	340,000	1.83
Chase Manhattan Nominees Limited (Foreign)	334,398	1.80
Tower Trust (NSW) Limited (Aust Ethical Balanced A/C)	277,591	1.50
UCA Balanced Growth Fund Limited	230,000	1.24
Cogent Nominees Pty Limited	214,861	1.16
Allundy Pty Ltd	200,000	1.08
MMI General Insurance Limited	156,612	0.85
Tower Trust Limited	144,222	0.78
	14,522,279	78.44

Distribution of Listed Convertible Noteholders

Units Held – Listed Convertible Notes	Holders	Total Units	Percentage
1 – 1,000	325	228,689	1.3
1,001 – 5,000	429	1,061,805	5.7
5,001 – 10,000	66	504,380	2.7
10,001 – 100,000	58	1,593,683	8.6
100,001+	25	15,129,962	81.7
	903	18,518,519	100.0

There was one holder of less than a marketable parcel of convertible notes.

The percentage of the total holding held by the twenty largest noteholders was 78.44%.

Shareholder Enquiries

Shareholders seeking information regarding their shareholdings should contact the Company's share registry:

Computershare Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000

Telephone	+61 8 9323 2000
Facsimile	+61 8 9323 2033
Website	www.computershare.com
Email	perth.services@computershare.com.au

Each enquiry should refer to the Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is shown on the holding statements and dividend statements.

Alternatively, you can conveniently check your details by visiting our website, www.erggroup.com, and clicking on the Shareholder Information heading. For security reasons, you will then need to key in your SRN or HIN, plus family name and postcode, to enable you to access your personal information.

This service can provide you with:

- current holding balances;
- dividend history;
- TFN quotation status;
- historical price information;
- graphs of the share price against market indices; and
- downloadable forms for making changes to your shareholder details, such as change of address or dividend direct credit instructions.

Your Shareholding in ERG Limited

ERG Limited is a participating company in the Australian Stock Exchange's Clearing House Electronic Subregister System (CHESS) which provides a faster and more efficient settlement of share sales and purchases.

Shareholders with queries concerning the operation of CHESS may contact their stockbroker, the Australian Stock Exchange or the Company's share registry detailed above. Shareholders with specific enquiries about their buy and sell transactions should contact their sponsoring stockbroker.

American Depositary Receipts, sponsored by The Bank of New York, can be purchased through brokers in the US.

Change of Address

If you change your address, please notify the share registry in writing as soon as possible, quoting your SRN and your old address for security purposes. Broker-sponsored shareholders should directly notify their sponsoring stockbroker.

Change of Name

Shareholders who have changed their name should notify the share registry or their sponsoring stockbroker in writing attaching a copy of the relevant marriage certificate or deed poll.

Tax File Numbers (TFN)

The Company is obliged to deduct tax from dividend payments to shareholders registered in Australia who have not quoted their TFN to the Company. If you have not already quoted your TFN, you may do so by contacting the share registry.

Removal from Annual Report Mailing List

Shareholders who do not wish to receive the annual report, or who are receiving more than one copy, or elect to view the annual report through our website, should advise the share registry in writing.

AUSTRALIA

Western Australia

Head Office
ERG Group
247 Balcatta Road
Balcatta WA 6021

Telephone	+61 8 9273 1100
Facsimiles	
ERG Group (Corporate)	+61 8 9273 1208
ERG Card Systems	+61 8 9273 1127
ERG Transit Systems	+61 8 9344 3686
Administration/Accounts	+61 8 9273 1189

New South Wales

ERG Transit Systems Ltd
Unit A, 28-32 Egerton Street
Silverwater NSW 2128
Telephone +61 2 8748 0800
Facsimile +61 2 9748 8760

ERG Card Systems (Aust) Ltd
ERG Transit Systems Ltd
Level 13, 1 Alfred Street
Sydney NSW 2000
Telephone +61 2 9252 4500
Facsimile +61 2 9252 4550

Victoria

ERG Transit Systems Ltd
121-127 High Street
Prahran Vic 3181
Telephone +61 3 9526 2300
Facsimile +61 3 9526 2433

Queensland

ERG Transit Systems Ltd
Unit 3, 80 Hope Street
South Brisbane Qld 4101
Telephone +61 7 3255 0299
Facsimile +61 7 3255 0549

BELGIUM

ERG Transit Systems (Eur) NV
Leuvensesteenweg 540 b2
1930 Zaventem
Telephone +32 2 722 8911
Facsimile +32 2 725 0448

CANADA

ERG Transit Systems (NA)
151 Brunel Road, Suite 18
Mississauga ONT L4Z 2H6
Telephone +1 905 890 2794
Facsimile +1 905 890 4590

FRANCE

ERG Transit Systems (Fra) SA
Valparc, 8 Chemin de Palente
25000 Besançon
Telephone +33 3 81 40 11 40
Facsimile +33 3 81 53 73 84

GERMANY

ERG Transit Systems (Ger) GmbH
Nonnendamallee 42-43
13599 Berlin
Telephone +49 30 3548 1901
Facsimile +49 30 3548 1830

HONG KONG

ERG Transit Systems (HK) Ltd
Unit 1310-11, Telford House
16 Wang Hoi Road
Kowloon Bay
Telephone +852 2798 7339
Facsimile +852 2753 8798

ITALY

ERG Limited
Via Torino 107
00184 Rome
Telephone +39 06 4786 61
Facsimile +39 06 4786 6225

SINGAPORE

ERG Transit Systems (Sing) Pte Ltd
180 Clemenceau Avenue
#01-02 Haw Par Centre
Singapore 239922
Telephone +65 837 2273
Facsimile +65 837 2298

SWEDEN

ERG Transit Systems (Scand) AB
Arenavägen 47
SE-121 26 Stockholm-Globen
Telephone +46 8 659 0800
Facsimile +46 8 659 7730

UNITED KINGDOM

ERG Transit Systems (UK) Ltd
4 The Courtyard
St Peter's Office Park
Calvin Street
The Valley
Bolton BL1 8PB
Telephone +44 1204 384 709
Facsimile +44 1204 384 806

UNITED STATES

ERG Transit Systems (USA) Inc
Suite 900, 1800 Sutter Street
Concord CA 94520
Telephone +1 925 686 8200
Facsimile +1 925 686 8220


ERG
GROUP
SHARE PRICE
ANNUAL REPORT

Visit our Website: www.erggroup.com

TO	Mark Saunders
AT	Greenburg Traurig
FAX	0015 1 212 801 6400
REF	CMP-0014
FROM	Clare Barrett-Lennard
DATE	29 October 2001
FAX	+61 8 9273 1208
PHONE	+61 8 9273 1209
PAGES	4
RE	**Australian Stock Exchange Filing**

2001 OCT 29 AM 8:54

ERG GROUP

FACSIMILE

Dear Sirs

I enclose the following:

- Letter to the ASX regarding Media Release below.
- Media Release – ERG Selected for Exclusive Negotiations for USA Regional Fare Collection Contract in Seattle.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Filing received by Greenburg Traurig:

Name: ______________________

Date: ______________________

FACSIMILE

Fax 1 300 300 021
Pages 3

ERG
GROUP

29 October 2001

The Listing Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bond Street
Sydney NSW 2000

Dear Sir

Media Release – ERG Selected for Exclusive Negotiations for USA Regional Fare Collection Contract in Seattle

Attached please find a media release confirming that ERG has been awarded the exclusive contractor status for the Seattle transit project.

Under the terms of the proposed contract the customer pays for the transit infrastructure as it is delivered and ERG has already paid for the back office system in San Francisco.

The Company also wishes to advise the market on the status of its cash inflows, based on projections provided at the time of the full-year result. As part of the full-year presentation, which was copied to the ASX, the Company forecast a base inflow of $180 million of cash collections during the 2002 financial year with possible payments reaching $265 million. To date the Company has received over $75 million of that amount, with further project receipts anticipated during the next 30 days.

Yours faithfully

Clare Barrett-Lennard
Company Secretary

Enc

c:\data\winword\peter\releases\asxseattleasx1001.doc

DATE 29 October 2001
CONTACT Shaun Duffy – General Manager Investor Relations
PHONE +61 8 9273 1879
FAX +61 8 9273 1208
EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Selected for Exclusive Negotiations for USA Regional Fare Collection Contract in Seattle

The ERG Group announced today that the Association of Transit Authorities in Seattle and the Central Puget Sound area of Washington State has decided to pursue negotiations exclusively with ERG with a view to concluding a contract worth approximately US$70 million (A$145 million) to install and operate a regional smart card fare collection system.

ERG is to provide a "seamless" smart card fare collection system initially to five, with an option to expand to seven, public transport agencies responsible for the region's 2,000 buses and the commuter rail network and ferry systems. The project will use ERG's highly successful MASS (multi-application smart card solution) technology to manage the integrated fare collection system. The contract being negotiated with ERG also includes the provision of card management and settlement services for ten years.

The seven public transport agencies deliver services to approximately 3.1 million residents in the four-county Central Puget Sound Region of Washington State, providing 130 million passenger trips per year and collecting more than US$160 million in annual passenger revenue. Additional functions such as toll collection, banking and electronic purse can be added to the smart card at a later stage.

The contract is expected to be signed in early 2002, with the first phase of implementation commencing in 2003. Once the system is fully implemented, it is anticipated that between 500,000 and 1 million smart cards will be issued.

ERG's Chief Executive, Mr Peter Fogarty, said that ERG is very pleased to have reached this point in the procurement process for this major US contract.

"This is an important milestone for us because it provides further proof that ERG's smart card technology has worldwide recognition as being the best in its field.

"This project in Seattle will enable us to leverage our existing San Francisco service bureau, which we set up to support our smart card fare collection project in the Bay Area. The central service bureau we have established in San Francisco will become the first in the world to process transactions for multiple cities.

29 October 2001

ERG Selected for Exclusive Negotiations for USA Regional Fare Collection Contract in Seattle

"The addition of the Central Puget Sound project to our San Francisco and Ventura County (Los Angeles) projects will augment ERG's growing presence in the US market."

Services to be provided by ERG over the ten year operating contract include maintenance, cardholder support (call centre), card procurement and distribution, clearing house services, financial management, network management and revalue network support services.

Cardholders will have a variety of means to purchase and load value on their cards, including both agency and third party retail outlets (such as convenience stores), by mail or over the telephone, at ticket vending machines and through the Internet. The convenience of "Autopay" will also be provided, whereby cards can be automatically revalued through a pre-authorised charge to a credit card or bank account, without any need for the cardholder to visit a revalue location.

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BACKGROUND INFORMATION

ERG Group

ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry and technologically advanced smart card systems and services. In 2000/2001, ERG's revenue totalled A$299.9 million. ERG has achieved a compound annual sales growth rate of 32 per cent for the past ten years and has established market leadership for its integrated multi-application smart card management technology. ERG is an Australian-based company listed on the Australian Stock Exchange and is ranked in the Standard & Poor's–Australian Stock Exchange Top 100 Index.

The Participating Transport Agencies

Community Transit, Everett Transit, King County Metro, Pierce Transit, and Sound Transit with Kitsap Transit and Washington State Ferries having the option to join later.